Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

CITIGROUP FINANCIAL PRODUCTS INC.

and

KNIGHT FINANCIAL PRODUCTS LLC

KNIGHT EXECUTION PARTNERS LLC

KFP HOLDINGS I LLC

Dated as of August 8, 2004

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 8, 2004, by and among Citigroup Financial Products Inc., a Delaware corporation (“Parent”), on the one hand, and Knight Financial Products LLC, an Illinois limited liability company (“KFP”), Knight Execution Partners LLC, a Delaware limited liability company (“KEP” and together with KFP, “Sellers”) and KFP Holdings I LLC, a Delaware limited liability company (“Holdings”), on the other hand. Parent, Purchasers (as defined below), if any, each Seller and Holdings are individually referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, Holdings is the sole record and beneficial owner of all of the issued and outstanding equity interests in each of KFP and KEP;

WHEREAS, KFP and KEP are broker-dealers that engage in the Business (as defined below);

WHEREAS, Sellers wish to sell, transfer and convey, and Parent or Purchasers wish to purchase and assume, the Acquired Assets and Assumed Liabilities (each as defined below) on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. Except where the context otherwise requires, capitalized terms used in this Agreement have the following meanings:

“Affiliate” when used with respect to any specified Person, shall mean any other Person who or that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Alternative Transaction” means (a) any sale by Knight or any of its Affiliates, directly or indirectly, of any equity interest in either KFP or KEP, including any sale of any equity interest in any Person that owns, directly or indirectly, any equity interest in KFP or KEP (other than Knight, but including Holdings), or (b) any merger, consolidation, business combination, sale of a material portion of the Acquired Assets or Business (other than in the course of trading, specialist, market-making or other similar practices in the ordinary course of business), recapitalization, liquidation, or dissolution of or by or similar transaction with respect to either KFP or KEP or the Business (for the sake of clarity, specifically excluding any transaction with respect to Knight as a whole).

“Assignment and Assumption Agreement” shall mean an assignment and assumption agreement substantially in the form set forth on Schedule 1.1(a), it being understood that the Assignment and Assumption Agreement may, at the request of Parent, be divided into more than one such agreement so that the Acquired Assets and Assumed Liabilities of each Seller are transferred to different Purchasers.

“Base Price” shall mean $135,344,000

“Business” means, collectively, (i) KFP’s business of acting as a market maker and specialist in listed options, including as a Specialist, DPM, LMM, PMM, CMM, RMM or Market Maker, as such terms are recognized by any of the American Stock Exchange, the Philadelphia Stock Exchange, the Boston Stock Exchange, the Chicago Board Options Exchange, the International Securities Exchange, the Pacific Exchange, the Chicago Board of Trade, the Chicago Mercantile Exchange or the New York Mercantile Exchange, in each case either on an exchange floor or in an electronic exchange venue, and (ii) KEP’s business of acting as a broker-dealer that manages a professional option and equity services execution business, including soliciting customers for the best-execution routing or brokering of execution orders for trades in options.

“Business Day” shall mean a day other than a Saturday or Sunday or any day on which the principal commercial banks located in the State of New York are authorized or obligated to close under the laws of such state.

“Class A ISE Stock” shall mean the class A common stock of the ISE, $0.01 par value.

“Class B ISE Stock” shall mean the class B common stock of the ISE, $0.01 par value.

“Code” shall mean the U.S. Internal Revenue Service Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned, used or held for use by the Sellers and used primarily in connection with the Business but expressly excluding the Excluded Intellectual Property. For the avoidance of doubt, the OMM Software is Company Intellectual Property.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated April 8, 2004, between Citigroup Global Markets, Inc., a Delaware corporation, and Knight.

“Contract” shall mean any contract (written or oral), undertaking, guarantee, lease, or other legally binding agreement or understanding.

“Control” shall mean, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.

“ECN” shall mean an electronic communications network, as such term is defined in Rule 11Ac1-1(a)(8) of the Exchange Act.

“Environment” shall mean any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface, subsurface strata, sediment, plant or animal life, natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

“Environmental Claim” shall mean any claim, cause of action, investigation or notice by any Person or any Governmental Authority alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (a) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by either Seller, or (b) any violation of any Environmental Law.

“Environmental Law” shall mean any Law or Governmental Order relating to: (a) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (b) exposure of employees or third parties to any Hazardous Materials, (c) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (d) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials and (e) the presence of Hazardous Materials in any building, physical structure, building, or fixture.

“Exchange Act” shall mean the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Intellectual Property” shall mean the Intellectual Property set forth on Schedule 1.1(c).

“GAAP” shall mean accounting principles generally accepted in the United States, as in effect on the date hereof.

“Governmental Authority” shall mean any U.S. or foreign, federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission of competent jurisdiction; any court, tribunal, or judicial or arbitral body of competent jurisdiction; the U.S. Securities and Exchange Commission (the “SEC”); any applicable domestic or foreign industry self-regulatory organization of competent jurisdiction (“SRO”); the New York Stock Exchange, Inc. (the “NYSE”); the National Association of Securities Dealers, Inc. (the “NASD”); and any instrumentality of any of the foregoing of competent jurisdiction.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination, award, binding agreement, memorandum of understanding or commitment letter issued or entered by or with any Governmental Authority.

“Hazardous Materials” shall mean any pollutant, contaminant, constituent, chemical, raw material, product or by-product, mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material, or agent, including all substances, materials or wastes which are identified by or subject to regulation under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean, with respect to any Person as of any date, without duplication, (a) all obligations of such Person for borrowed money owed to third parties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable or accruals arising in the ordinary course of business consistent with past practices and (d) all obligations of such Person as lessee that are capitalized in accordance with GAAP.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including such rights in and to: (i) trademarks, trade dress, service marks, logos, and trade names, and the goodwill associated with the foregoing and domain names and uniform resource locators (collectively, the “Trademarks”); (ii) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, inventions, invention disclosures and discoveries and improvements, whether or not patentable (collectively, the “Patents”); (iii) copyrightable works of authorship (“Copyrights”); (iv) trade secrets as defined under applicable Law, including business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person (collectively, “Trade Secrets”); and (v) software, including data files associated with such software, source code, object code, application programming interfaces, databases and other software-related specifications and documentation (collectively, “Software”).

“Intercompany Accounts” shall mean all balances related to indebtedness, including any intercompany indebtedness, loan, guaranty, receivable, payable or other account (other than trade payables and receivables) between Holdings and its Affiliates (other than Sellers), on the one hand, and Sellers, on the other hand.

“IRS” shall mean the U.S. Internal Revenue Service.

“ISE” shall mean the International Securities Exchange.

“Knight” shall mean Knight Trading Group, Inc., a Delaware corporation.

“Knight Guaranty” shall mean any agreement, undertaking, guaranty, letter of credit, letter of comfort, indemnity or contribution agreement or other arrangement entered into by Knight or any of its Affiliates (other than Sellers) for the benefit of the Business or in connection with the Acquired Assets.

“Knowledge of Sellers” shall mean the actual (and not constructive or imputed) knowledge of the persons set forth on Schedule 1.1(b) after reasonable inquiry of those persons reasonably expected to have relevant information.

“Law” shall mean any law, statute, regulation, rule, injunction, ordinance or decree of any Governmental Authority.

“Liability” shall mean any liability or debt, whether direct or indirect, accrued, absolute, fixed, contingent, liquidated, unliquidated and whether due or to become due.

“Licensed Intellectual Property” shall mean the Intellectual Property rights that are used or held for use by the Sellers under Contracts and used primarily in connection with the Business but expressly excluding the Excluded Intellectual Property.

“Lien” shall mean any lien (statutory or otherwise), mortgage, pledge, charge, option, hypothecation, collateral, assignment, encumbrance, or security interest of any kind or nature.

“Liquid Term Sheet” shall mean the non-binding term sheet, dated May 7, 2004, among KEP, Merrill Lynch & Co., thinkorswim Technologies, Inc. and thinkorswim, Inc.

“Liquid Transactions” shall mean the transactions contemplated by the Liquid Term Sheet.

“Losses” shall mean any and all actual losses, costs, claims, damages, Liabilities, settlements, awards, reasonable out-of-pocket costs, expenses and attorneys’ fees (including any such reasonable costs, expenses and attorneys’ fees incurred in enforcing a party’s right to indemnification against any Indemnifying Party, to the extent that such party is actually entitled to such indemnification hereunder), costs incurred in connection with any party’s obligation to mitigate Losses pursuant to Section 8.6, penalties and interest, if any, and, solely in cases in which reimbursement for losses resulting from Third Party Claims is sought, consequential, punitive, exemplary and special damages, if and solely to the extent awarded in the original Third Party Claim; provided, that such consequential, punitive, exemplary and special damages shall be Losses (i) in the case of indemnification of the Purchaser Indemnified Parties under Section 8.2(a)(i) solely to the extent resulting from events, circumstances, acts, omissions or behavior that occurred prior to the Closing and (ii) in the case of indemnification of the Seller Indemnified Parties under Section 8.3(a)(iv), solely to the extent resulting from events, circumstances, acts, omissions or behavior that occurred prior to the Closing or resulting from events or circumstances, but not intentional acts, omissions or behavior of the Sellers, that occurs after the Closing.

“Material Adverse Effect” shall mean any circumstance, development, effect, event, condition or occurrence which, by itself or together with one or more other circumstances, developments, effects, events, conditions or occurrences, (a) is or would reasonably be expected to be materially adverse to the business, financial condition, assets, or operations of the Business, taken as a whole, or (b) materially impairs or delays the ability of Holdings or either Seller to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement; provided, however, that in determining whether there has been a Material Adverse Effect on the Business, any adverse effect shall be disregarded to the extent it results from or is attributable to (i) general economic conditions in the United States, (ii) conditions caused by acts of terrorism or war (whether or not declared), (iii) any circumstance, development, effect, event, condition or occurrence affecting the industries in which the Business operates, to the extent the Business is not materially disproportionately affected, (iv) any matter which is set forth on the Sellers’ Disclosure Schedules where the potential of such matter to result in what otherwise would be a Material Adverse Effect is reasonably apparent on its face (provided, for the sake of clarity, that any adverse effect resulting from or attributable to any other matters set forth on the Sellers’ Disclosure Schedules shall not, notwithstanding anything to the contrary in this Agreement, be disregarded under this clause (iv) in determining whether a Material Adverse Effect has occurred), (v) the business or activities in which Parent, Purchasers or their Affiliates are or propose to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Parent, Purchasers or their Affiliates or (vi) the announcement of the transactions contemplated hereby.

“Owned Company Intellectual Property” shall mean all Company Intellectual Property that is owned by either of the Sellers and used primarily in connection with the Business. For the avoidance of doubt, the Owned Company Intellectual Property excludes the Excluded Intellectual Property.

“PBGC” shall mean the U.S. Pension Benefit Guaranty Corporation.

“Permit” shall mean any permit, license, authorization, consent, approval, waiver and franchise granted by or obtained from any Governmental Authority.

“Permitted Liens” shall mean any of: (i) Liens for Taxes not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’, landlords’ and similar Liens arising or incurred in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations that are not violated by current occupancy or use, (iv) other covenants, conditions, restrictions, reservations, rights, easements or encroachments, and similar restrictions of record affecting title that do not impair current occupancy or use and (v) all Liens affecting the Acquired Assets that, in the aggregate, (A) are not such as to materially and adversely interfere with the operation or use of the Acquired Assets in the conduct of the Business and (B) do not materially detract from the value of the Acquired Assets to the Business.

“Person” shall mean any individual, corporation, trust, partnership, limited liability company, joint venture, governmental agency or instrumentality, or any other entity.

“Proceeding” shall mean a claim, suit, action or legal, governmental, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Purchasers” shall mean the Affiliates of Parent to whom Parent may assign, pursuant to Section 10.6, its rights to purchase or assume any of the Acquired Assets or Assumed Liabilities at the Closing.

“Records” means books, data, records, information-related assets, customer lists and information of the Sellers, whether maintained on electronic, digital, hardcopy or magnetic media or in a database to the extent used by either Seller exclusively in connection with the Business.

“Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata), or into or out of any property, including the movement through air, soil, surface water, groundwater or property.

“Representative” shall mean, with respect to any Person, any officer, director, employee, agent, affiliate, advisor, consultant, accountant, external auditor or attorney of such Person (in their respective capacities as such).

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Tax” shall mean, however denominated, all federal, state, local, foreign and other taxes, levies, imposts, assessments, impositions or other similar government charges, including all net income, gross income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, documentary, registration, filing, recordation, employment, social security, unemployment, worker’s compensation, commercial rent, withholding, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, value added, excise, duty, bulk sale or other taxes, including interest, penalties and additions (to the extent applicable) thereto whether disputed or not and whether related to a tax or similar charge or to the filing of a Tax Return (or the failure to file a Tax Return).

“Tax Return” shall mean any report, return, document, declaration or other information or filing (including any amendments) with respect to Taxes required by Law to be supplied to any taxing authority or jurisdiction (foreign or domestic), the Sellers or any clients, customers, employees or others of the Sellers, including information returns, where permitted or required, combined or consolidated returns for any group of entities that includes either Seller or the Business, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Transaction Documents” shall mean all of the agreements, documents, instruments and certificates contemplated by this Agreement or to be executed by a Party to this Agreement in connection with the consummation of the transactions contemplated by this Agreement (including the Transition Services Agreement).

“Treasury Regulations” shall mean the regulations promulgated under the Code by the United States Department of the Treasury.

1.2 Certain Definitions. The following terms are defined in Sections other than Section 1.1, and have the meanings assigned to such terms in the Sections set forth below:

Term	Section
Accommodation	5.1(b)
Accounting Referee	2.8(b)
Acquired Assets	2.1

Term	Section
Alternative Arrangement	5.4(b)
Assigned Contracts	2.1(c)
Agreement	Preamble
Allocation Agreement	2.10
Assumed Liabilities	2.3
Audited Financial Statements	3.5(a)
Basket Amount	8.2(b)
Benchmark Balance Sheet	2.5
Benchmark Book Value	2.5
Benefit Plan	3.8(a)
Book Value	2.5
Business Confidential Information	5.7(c)
Business Contracts	2.1(c)
Business License	5.23
Cap Amount	8.2(c)
Claim Notice	8.4(a)
Closing	2.6(a)
Closing Date	2.6(a)
Company Benefit Plans	3.8(a)
Combined Financial Statements	3.5(a)
Continuing Employees	5.8(a)
Conveyance Documents	6.2(g)
Copyrights	1.1 (definition of Intellectual Property)
Deephaven	5.22
Designated Employees	5.9(a)
Direct Claim	8.4(a)
DOJ	5.1(b)
ERISA	3.8(a)
Excluded Assets	2.2
Final Book Value	2.8(c)
Final Closing Date	2.6(b)
Final Closing Date Balance Sheet	2.8(b)
FTC	5.1(b)
Fully-Burdened Costs	5.10(a)
Holdings 401(k) Plan	5.8(i)
Indemnified Party	8.4
Indemnifying Party	8.4
Insurance Matter	5.15(c)
Insurance Policy	3.14
Interim Date	2.6(b)
KEM	5.22
KEP	Preamble
KFP	Preamble
Major Customers	3.17

Term	Section
Material Contracts	3.15(a)
MLPro Clearing Agreement	5.17
OMM	5.22
Outstanding Indebtedness	5.13
Parent	Preamble
Parent’s Disclosure Schedules	4
Parties	Preamble
Patents	1.1 (definition of Intellectual Property)
Pre-Closing Tax Period	9.1(a)
Preliminary Closing Date Balance Sheet	2.8(a)
Proposed Allocation	2.10
Purchase Price	2.5
Purchase Price Adjustment	2.8(c)
Purchaser Indemnified Party	8.2(a)
Purchaser’s 401(k) Plan	5.8(i)
Real Property Leases	3.13(b)
Regulatory Documents	3.11(c)
Registered Function	5.9(d)
Restricted Businesses	5.9(d)
Retained Liabilities	2.4
Retained Names and Marks	2.2(b)
Sellers	Preamble
Seller Indemnified Party	8.3
Seller 401(k) Plan	5.8(e)
Sellers’ Disclosure Schedules	3
Services	5.10(a)
Shared Third-Party Software	5.23
Software	1.1 (definition of Intellectual Property)
Software License Agreement	5.22
Straddle Period	9.1(c)
Survival Period	8.1
Termination Date	7.1(b)
Third Party Claim	8.4(a)
Trade Secrets	1.1 (definition of Intellectual Property)
Trademarks	1.1 (definition of Intellectual Property)
Transition Services Agreement	5.10(a)
Unaudited Financial Statements	3.5(a)
WARN Act	3.16(d)

1.3 Certain Rules of Construction. Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa. When used herein, the terms “include,” “includes” and “including” are not limiting. The word “day” means calendar day. Unless the context requires otherwise, derivative forms of any term defined herein shall have a meaning comparable to that of such term. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the Preamble, Recitals, Articles, Sections, Schedules or Exhibits shall refer respectively to the preamble, recitals, articles, sections, schedules or exhibits of this Agreement, unless otherwise expressly provided. References in this Agreement to any legal provision include a reference to such legal provision as from time to time amended, consolidated or replaced. References to this Agreement or to any other document include a reference to this Agreement or such document as varied, amended, modified, novated or supplemented from time to time. References to any Person include such Person’s successors in interest and permitted assigns. All references to dollars or “$” are to U.S. dollars.

ARTICLE II

SALE AND PURCHASE

2.1 Sale and Purchase of Acquired Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing the Sellers shall sell, assign, transfer, convey and deliver to Parent or those Purchasers designated by Parent, and Parent or such Purchasers shall purchase, acquire and accept from the Sellers all of the right, title and interest (subject to Permitted Liens) of the Sellers in and to all of the assets, properties, rights, Contracts and claims of the Sellers of every kind and description (except for the Excluded Assets), wherever located, whether tangible or intangible, real, personal or mixed, whether or not appearing on the books of the Sellers, which are owned or leased by the Sellers on the Closing Date (collectively, the “Acquired Assets”), including without limitation and by way of example only, the following assets, properties, rights, Contracts and claims:

(a) all shares of Class B ISE Stock beneficially owned or held of record by either Seller;

(b) all memberships and seats leased or owned by either Seller on exchanges, ECNs, alternative trading systems or market centers of which either Seller is a member or on which either Seller is contractually entitled to execute securities transactions;

(c) subject to Sections 2.2(d), 5.19 and 5.4, all of the right, title and interest of Sellers in or to each Contract to which either Seller is a party or bound in connection with the Business or Acquired Assets or by which any of the Acquired Assets are bound, including the Material Contracts and Real Property Leases and the leasehold interests in the real property covered by the Real Property Leases (all such Contracts, the “Business Contracts”, and all such Business Contracts that are assigned and transferred pursuant to this Section 2.1(c), the “Assigned Contracts”);

(d) all Company Intellectual Property (other than, for the avoidance of doubt, the Excluded Intellectual Property);

(e) all equipment, furniture, fixtures and other tangible assets owned or leased by the Sellers;

(f) all deposits with third parties of the Sellers, together with any unpaid interest accrued thereon from the respective obligors and any security or collateral therefore, including recoverable deposits;

(g) all accounts receivable of the Sellers;

(h) all cash and cash equivalents of the Sellers;

(i) the U.S. Treasury Bill identified on Schedule 3.4;

(j) all customer accounts of the Sellers and all cash, securities or other assets in such customer accounts;

(k) all rights under or pursuant to all general intangibles (including warranties, indemnities, representations, guarantees and similar rights in favor of Sellers or any of their Affiliates with respect to any Acquired Asset or in connection with the operation of the Business), chattel paper, instruments and documents of the Sellers;

(l) all deferred and prepaid charges, sums and fees of the Sellers;

(m) subject to Section 5.4, all Permits required to conduct the Business as conducted immediately prior to the Closing; and

(n) all proceeds received after the Closing with respect to any claims actually made prior to the Closing under any Insurance Policy relating to the Acquired Assets or the Business.

provided, however, that the Acquired Assets shall not include (i) the limited liability company agreements, the certificate of formation or all organization documents of the Sellers, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Sellers as limited liability companies, (ii) all Tax Returns of the Sellers and all books and records relating thereto, (iii) all rights of the Sellers under this Agreement (or under any other agreement between the Seller on the one hand and the Parent and Purchasers on the other hand entered into on or after the date of this Agreement), and (iv) the Excluded Assets.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1, the Parties expressly understand and agree that Sellers shall retain their respective right, title and interest in and to, and Sellers shall not sell, assign, transfer or convey to Parent or Purchasers the following assets, properties, rights, Contracts and claims (collectively, the “Excluded Assets“):

(a) all shares of Class A ISE Stock beneficially owned or held of record by either Seller;

(b) subject to Section 5.21, all interests in or rights to use any Trademark or any corporate name of Holdings, the Sellers or their Affiliates, in each case listed on Schedule 2.2(b) (collectively, the “Retained Names and Marks”) and all other Excluded Intellectual Property;

(c) subject to Sections 5.15 and 2.1(n), all rights under any Insurance Policies or similar insurance which covered the Business prior to the Closing Date;

(d) all Tax sharing agreements between Knight, Holdings or any of their Affiliates (other than the Sellers), on the one hand, and either or both of the Sellers on the other hand;

(e) all Records of Sellers to the extent they are used in or intended for use in the Business or relating to the Acquired Assets;

(f) such licenses, Permits or other certificates of authority which, by their terms, are nonassignable; and

(g) [intentionally omitted]

(h) the asset listed on Schedule 2.2(h).

For the sake of clarity, all references herein to Acquired Assets shall be deemed not to include the Excluded Assets.

2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent or Purchasers shall assume, and shall become obligated to pay, perform and discharge when due (i) all Liabilities, other than the Retained Liabilities, of the Sellers reflected on the Final Closing Date Balance Sheet, (ii) all Liabilities and obligations of the Business (excluding any Taxes, other than Taxes which are the responsibility of Parent under Section 9.2) which arise on and after the Closing Date and relate to the Acquired Assets and the operation of the Business by Parent or Purchaser, (iii) all Liabilities and obligations of Parent or Purchaser pursuant to Section 5.8 hereof, and (iv) all Liabilities arising out of or relating to the Assigned Contracts (collectively, the “Assumed Liabilities”).

2.4 Retained Liabilities. Notwithstanding any other provisions in this Agreement, including Section 2.3, and regardless of any disclosure made to Parent or Purchasers, Parent and Purchasers shall not assume any Liabilities other than the Assumed Liabilities (all Liabilities that are not Assumed Liabilities, collectively, the “Retained Liabilities”), including without limitation:

(a) all Liabilities of the Sellers as of the Closing Date not reflected on the Final Closing Date Balance Sheet and not otherwise addressed by any of the following clauses of this Section 2.4;

(b) all Liabilities to the extent relating to shares of Class A ISE Stock;

(c) all Liabilities resulting from any matter set forth on Schedule 2.4(c); and

(d) all Liabilities pursuant to an agreement described in Section 2.2(d).

2.5 Purchase Price. Prior to the Closing, Sellers shall deliver to Parent an estimated combined balance sheet of the Business as of the Closing prepared (a) in accordance with GAAP applied on a basis consistent with that used in preparation of the Combined Financial Statements (including the accounting policies set forth in the historical financial statements of Knight for 2003) and (b) in a manner consistent with the illustrative balance sheet set forth on Schedule 2.5 (the “Benchmark Balance Sheet”), and showing the estimated Book Value (as defined below) of the Business (the “Benchmark Book Value”) derived therefrom. The term “Book Value” shall mean the difference between (x) the Acquired Assets shown on the relevant balance sheet minus (y) the Assumed Liabilities shown on the relevant balance sheet. Purchaser agrees to pay to Sellers at the Closing, an amount equal to (i) the Base Price plus (ii) the Benchmark Book Value (collectively, the “Purchase Price”).

2.6 Closing.

(a) The closing of the transactions provided for in this Agreement (the “Closing”) shall be held, subject to Section 2.6(b), at 9:30 a.m. at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York, (x) on the second Business Day after each of the conditions set forth in Article 6 of this Agreement (other than those conditions to be satisfied at the Closing) shall have been fulfilled or waived in accordance herewith or (y) at such other time and date as the Parties may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”. All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

(b) Notwithstanding Section 2.6(a)(x), if consent or approval of (x) the assignment to Parent or Purchasers of any Contract listed on Schedule 2.6, (y) the approval of the SEC of the registration of Parent or a Purchaser as a new broker-dealer or (z) the approval of the Chicago Board Options Exchange of Parent or a Purchaser to become a member thereof, in each case is not obtained prior to the time at which Closing would otherwise occur pursuant to Section 2.6(a)(x) (such time, the “Interim Date”), then upon written notice by Parent to Holdings and Sellers that it is exercising its right to delay the Closing pursuant to this Section 2.6(b), the Closing shall be held on the earlier of (A) the second Business Day after either (i) each such consent or approval shall have been obtained or (ii) the Sellers have identified and entered into an Alternative Arrangement with respect to each such item for which consent or approval has not been obtained, or (B) the day that is 90 days after the day on which the Closing otherwise would have occurred pursuant to Section 2.6(a)(x) unless such day is not a Business Day, in which case the next succeeding Business Day shall apply for purposes of this clause (B) (the earlier of such dates, the “Final Closing Date”); provided, that in the event the Closing is delayed pursuant to this Section 2.6(b), the conditions set forth in Sections 6.2(b) and 6.2(e) shall be deemed to have been satisfied on the Final Closing Date so long as (1) such conditions would have been satisfied on the Interim Date and (2) with respect to the condition set forth in Sections 6.2(b), such condition would not otherwise fail to have been satisfied on the Final Closing Date due to intentional action or inaction taken by Holdings or Sellers, respectively, which intentional action or inaction Holdings or Sellers, as the case may be, knows would otherwise cause such condition to fail to be satisfied.

2.7 Closing Deliveries.

(a) At the Closing, Parent shall, or shall cause Purchasers to, deliver to Sellers:

(i) the Purchase Price, by wire transfer of immediately available funds to the accounts designated by Sellers at least three Business Days prior to the Closing Date;

(ii) an executed counterpart of each Transaction Document; and

(iii) all certificates, documents and instruments required pursuant to Section 6.1.

(b) At the Closing, Sellers shall deliver to Parent or Purchasers, as the case may be:

(i) an executed counterpart of each Transaction Document;

(ii) copies of Records as requested pursuant to Section 5.6(b); and

(iii) all certificates, documents and instruments required pursuant to Section 6.2.

2.8 Post-Closing Adjustment of the Purchase Price.

(a) As promptly as practicable following the Closing Date (but in no event later than 90 days following the Closing Date), Parent shall deliver to Sellers a combined balance sheet of the Business as of the Closing Date, including a determination of Book Value (as defined above) (the “Preliminary Closing Date Balance Sheet”). The Preliminary Closing Date Balance Sheet shall be prepared (i) in accordance with GAAP applied on a basis consistent with that used in the preparation of the Combined Financial Statements (including the accounting policies set forth in the historical financial statements of Knight for 2003) and (ii) in a manner consistent with the illustrative balance sheet set forth on Schedule 2.5.

(b) Within thirty (30) days after receipt of the Preliminary Closing Date Balance Sheet, Sellers shall notify Parent, in reasonable detail, of any objections to the Preliminary Closing Date Balance Sheet. If Sellers have not given any such notice to Parent within such thirty (30) day period, then the Preliminary Closing Date Balance Sheet shall be deemed to be the final balance sheet of the Business (the “Final Closing Date Balance Sheet”), as of the Closing Date for purposes of this Section 2.8. If Sellers notify Parent of any such objections by the end of that thirty (30) day period, Sellers shall in the notice of such dispute set forth, in reasonable detail, those items that they believe are not fairly presented or calculated and the reasons for its opinion. Parent and Sellers shall then meet and in good faith try to resolve their disagreements over the disputed items. If the Parties resolve their disagreements in accordance with the foregoing sentence, the Preliminary Closing Date Balance Sheet, with those modifications, if any, to which the Parties shall have agreed shall be deemed to be the Final Closing Date Balance Sheet. If the Parties have not resolved their disagreements over the disputed items within thirty (30) days after Sellers’ notice of dispute, the Parties shall forthwith jointly submit those disputed items to Deloitte Touche Tomatsu or such other accounting firm as may be agreed in good faith by Parent and Sellers (Deloitte Touche Tomatsu or such other accounting firm so selected, the “Accounting Referee”), which shall be selected as promptly as practicable, but in no event later than 10 days following the expiration of such 30-day period. If Parent and Sellers cannot agree on the selection of the Accounting Referee with the 10-day period, then Parent and Sellers shall request the American Arbitration Association, New York office, to appoint the Accounting Referee. Each Party agrees to execute, if requested by the Accounting Referee, a reasonable engagement letter, including customary indemnities. The Accounting Referee shall act as an arbitrator to determine, based solely on the provisions of this Section 2.8(b) and the presentations by Parent and Sellers, and not by independent review, only those issues still in dispute. The Accounting Referee shall have up to 30 days after its appointment to resolve any disputes that are submitted to such Accounting Referee. The Accounting Referee, within twenty (20) days after such submission or such other period as the Accounting Referee may reasonably require, shall make a binding determination of those disputed items in accordance with this Agreement and the Preliminary Closing Date Balance Sheet, with those modifications determined by the Accounting Referee to be appropriate, which shall be deemed to be the Final Closing Date Balance Sheet. The determination of the Accounting Referee shall not, in the absence of manifest error, be subject to contest. The fees and expenses of the Accounting Referee shall be shared equally by Sellers, on the one hand, and Parent and Purchasers, on the other hand.

(c) If the Book Value of the Business as reflected on the Final Closing Date Balance Sheet (the “Final Book Value”) is greater than the Benchmark Book Value then, the Purchase Price shall be increased, dollar for dollar, by the amount by which the Final Book Value is greater than the Benchmark Book Value, with Parent paying or causing Purchasers to pay to Sellers an amount of cash equal to such amount. If the Final Book Value is less than the Benchmark Book Value, then the Purchase Price shall be decreased, dollar for dollar, by the amount by which the Final Book Value is less than the Benchmark Book Value, with Sellers paying to Parent (or if designated by Parent, Purchasers) an amount of cash equal to such amount (such amount of increase or decrease, if any, to the Purchase Price shall be referred to herein as the “Purchase Price Adjustment”). The Purchase Price Adjustment, if any, shall be paid (by wire transfer or other immediately available funds) within five (5) Business Days after the Final Closing Date Balance Sheet is finalized, in accordance with this Section 2.8 by the Party whose obligation it is to make such payment.

2.9 Withholding Rights. Each of Parent and Purchasers shall be entitled to deduct and withhold Taxes from the Purchase Price and the Purchase Price Adjustment payable pursuant to Section 2.8 as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of a Tax Law. To the extent that amounts are so withheld by Parent or Purchasers, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Sellers in respect to which such deduction and withholding was made by Parent or the Purchasers as the case may be.

2.10 Tax Treatment. Parent, Purchasers and Sellers shall cooperate in good faith to reasonably allocate the Purchase Price (as it may be adjusted pursuant to Section 2.8 above) plus the Assumed Liabilities in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Agreement”). In this regard, between the date of this Agreement and the Closing Date, Parent, Purchasers and Sellers shall use their reasonable best efforts to estimate the allocation of the Purchase Price and Assumed Liabilities among the Acquired Assets. Further, Parent and Purchasers shall initially prepare and deliver to Sellers a draft of the Allocation Agreement among the Acquired Assets (the “Proposed Allocation”) (which Proposed Allocation shall be reasonably consistent with the allocation described in the preceding sentence) and shall submit such Proposed Allocation to Sellers within 90 days after the Closing. If, within 60 days after Sellers’ receipt of the Proposed Allocation, Sellers shall not have objected in writing to such Proposed Allocation, the Proposed Allocation shall become the Allocation Agreement. In the event that Sellers object in writing within such 60-day period and Parent, Purchasers and Sellers are unable in good faith to reach an agreement, each of the Parties may prepare and file its Tax Returns and take any position it sees fit. Each Party shall file all federal, state and other Tax Returns and information reporting forms required to be filed in accordance with any Allocation Agreement agreed upon. Except as otherwise required by law, no Party shall take an inconsistent position with the Allocation Agreement agreed upon on any Tax Return or otherwise. The Parties agree to consult with one another with respect to any Tax Audit, controversy or litigation relating to the allocation made pursuant to this Section 2.10 by the IRS or another taxing authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby represent and warrant to Parent that the statements contained in this Article 3 are true, correct and complete as of the date of this Agreement and as of the Closing Date, except as disclosed in Sellers’ disclosure schedules accompanying this Agreement (the “Sellers’ Disclosure Schedules”). For purposes of the representations and warranties of Sellers contained herein, disclosure in any section of the Sellers’ Disclosure Schedules of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, if it is reasonably apparent that such disclosure is applicable. The inclusion of any information in any section of the Sellers’ Disclosure Schedules or other document delivered by Holdings or Sellers pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

3.1 Organization and Authority of Holdings and Knight. Holdings is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Knight is a corporation existing and in good standing under the laws of the State of Delaware. Each of Holdings and Knight has all requisite limited liability company power and authority or corporate power and authority, as the case may be, to execute and deliver this Agreement and the Transaction Documents to which it is or shall be a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction Documents to which either Holdings or Knight is or shall be a party and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary limited liability company or corporate actions, as the case may be. Each of Holdings and Knight has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered each of the Transaction Documents to which it shall be a party. Assuming due and valid authorization, execution and delivery hereof by Parent and any other parties hereto or thereto, as applicable, this Agreement constitutes, and each such Transaction Document when executed and delivered shall constitute, a valid and legally binding obligation of each of Holdings and Knight, as applicable, enforceable in accordance with its respective terms and conditions, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws or equitable principles affecting creditors’ rights and remedies generally and general principles of equity (whether considered in a proceeding in equity or at law).

3.2 No Conflict; Required Filings and Consents.

(a) Neither the execution and the delivery of this Agreement and the Transaction Documents to which Holdings, either Seller or Knight is a party, nor the performance by Holdings, either Seller or Knight of its obligations hereunder and thereunder, nor consummation of the transactions contemplated hereby and thereby, will (i) conflict with the organizational documents of Holdings, Knight or either Seller, (ii) violate any material Law or material Governmental Order to which Holdings, Knight or either Seller is subject, or (iii) except as set forth on Schedule 3.2(a), violate, breach, be in conflict with or constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice or consent under, any Material Contract or any material Permit or any material Governmental Order to which Holdings, Knight or either Seller is a party or by which Holdings, Knight or either Seller is bound or to which Holdings’, Knight’s or either Seller’s assets are subject.

(b) Except for (i) the pre-merger notification requirements of the HSR Act, (ii) filings, permits, authorizations, consents and approvals as may be required under the Exchange Act and in accordance with the rules and requirements of the NASD, the Nasdaq National Market, the Chicago Board Options Exchange and each securities exchange where the Sellers serve as specialists or market makers, each of which is set forth on Schedule 3.2(b)(i), (iii) filings with the NASD set forth on Schedule 3.2(b)(i) and relating to each Seller’s status as a registered broker/dealer, (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws and applicable non-U.S. laws, all as set forth on Schedule 3.2(b)(i), (v) filings as may be required for Taxes, and (vi) such items as are set forth on Schedule 3.2(b)(ii), no material consent, approval or authorization of, permit from, or declaration, filing or registration with, any Governmental Authority is required to be made or obtained by Holdings, either Seller or Knight in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents.

3.3 Organization and Authority of the Sellers. Each Seller is (a) a duly organized limited liability company, validly existing and in good standing under the laws of its respective jurisdiction of organization and (b) duly qualified to do business in each of the jurisdictions in which such qualification is required. The Certificate of Formation and Limited Liability Company Agreement (or similar governing documents) of each Seller delivered to Parent are true, correct and complete copies of each such document, as currently in effect for each Seller. Neither Seller has any minute books. Each Seller has limited liability power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Neither of the Sellers has a board of directors or analogous governing body. Schedule 3.3 is a true, correct and complete list of the names of each of the officers of each Seller immediately prior to the date of this Agreement.

3.4 Interests in Other Persons. Except as set forth on Schedule 3.4 and for the Class A ISE Stock and Class B ISE Stock addressed in Section 3.21, neither Seller owns any ownership interest in, or debt security of, any other Person in connection with the Business other than as part of ordinary trading, specialist, market-making or other similar practices in the ordinary course of business.

3.5 Financial Statements; Undisclosed Liabilities; Related Matters.

(a) Attached as Schedule 3.5(a) are (i) true, correct and complete copies of the audited financial statements of the Sellers as at and for each of the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001, together with all related schedules and notes thereto (the “Audited Financial Statements”) and (ii) unaudited balance sheets and statements of income and cash flows of the Sellers as of and for the four months ended April 30, 2004 (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Combined Financial Statements”). Each of the balance sheets included in the Combined Financial Statements fairly presents in all material respects the financial position of the entities covered thereby as of the date thereof and each of the statements of income (or statements of results of operations) and cash flows included in the Combined Financial Statements fairly presents in all material respects the results of operations and cash flows, as the case may be, of the entities covered thereby for the periods then ended, in each case in accordance with GAAP applied on a consistent basis throughout the periods covered except as may be stated in the notes thereto; provided, however, that Unaudited Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

(b) Schedule 3.5(b) sets forth the corporate overhead expenses of Knight and its Affiliates that have been allocated to either Seller from and after April 30, 2004 and prior to the date hereof.

3.6 Absence of Certain Changes. (a) Except as set forth on Schedule 3.6(a), (i) since December 31, 2003 and through the date hereof, the Sellers have conducted the business and operations of the Business only in the ordinary course of business consistent with past practice, and (ii) since April 30, 2004 and through the date hereof, neither of the Sellers has taken any of the actions that would be prohibited by clauses (ii)(A), (ii)(B), (iii)(A), (iii)(B), (iv), (v), (vi), (viii), (xii) or (xiii) of Section 5.1(a) if taken after the date hereof.

(b) Since December 31, 2003 there has not been any Material Adverse Effect.

3.7 Brokers. No Person is entitled to receive any brokerage, finder’s or other fee or commission or other similar consideration in connection with this Agreement or the transactions contemplated hereby for which Parent or Purchasers is or will be liable or obligated.

3.8 Employee Benefit Matters.

(a) Except as set forth in Schedule 3.8(a), none of Knight, Holdings or either of the Sellers maintains or contributes to, or has any obligation to maintain or contribute to or has or may have any Liability (including a Liability arising out of an indemnification, guarantee, hold harmless or similar agreement) under or with respect to any employment, consulting, severance pay, termination pay, retirement, profit sharing, bonus, incentive or deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or bonus, pension, stock option, restricted stock or other equity-based, profit sharing, savings, life, key-man life, health, disability, accident, medical, insurance, vacation, other welfare fringe benefit or other employee compensation or benefit plan, program, arrangement, agreement, fund or commitment, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each a “Benefit Plan”) providing material benefits to any current or former employee, consultant or director of either of the Sellers or any current of former employee, consultant or director of any entity with respect to which either of the Sellers is a successor (collectively, the “Company Benefit Plans”). Since March 31, 2004, none of Knight, Holdings or either of the Sellers has made any plan or commitment to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would increase in any material respect the compensation or benefits provided to any employee or former employee, consultant or director of either of the Sellers.

(b) A true, correct and complete copy of the plan document of each Company Benefit Plan has been made available to Parent. With respect to each Company Benefit Plan intended to qualify under Section 401(k) of the Code, (i) the most recent determination letters issued by the Internal Revenue Service with respect to each such Company Benefit Plan, (ii) the most recent summary plan description (including any material modifications thereto) required under ERISA with respect to such Company Benefit Plan and (iii) the annual report on Form 5500 (including all exhibits and attachments thereto) for each such Company Benefit Plan filed with the Internal Revenue Service for the two most recent plan years, have been made available to Parent.

(c) With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a), 401(k) or 403(a) of the Code, such Plan so qualifies, its trusts (if any) are exempt from taxation under Section 501(a) of the Code, and to the Knowledge of Sellers, no event has occurred or circumstance exists that (without taking into account possible administrative relief) has or is likely to adversely affect such qualification or exemption (ii) it has been operated and administered in compliance in all material respects with its terms and all applicable Laws (including ERISA and the Code); (iii) there are no pending, or to the Knowledge of Sellers, threatened actions, claims or suits against, by or on behalf of any Company Benefit Plans or the assets, fiduciaries, or administrators thereof (other than routine claims for benefits); (iv) no breach of fiduciary duty or non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to which either of the Sellers could reasonably expect to incur any material Liability has occurred and (v) all payments, contributions, premiums, expenses and reimbursements to be made in respect of such Company Benefit Plans, to the extent either of the Sellers has any responsibility therefore, have been timely paid in full or, to the extent not yet due, have been adequately accrued and properly recorded on the applicable Seller’s consolidated financial statements, as applicable, except to the extent that would not result in any material Liability to either of the Sellers.

(d) Neither of the Sellers has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification obligation), any material Liability (i) under Title I or IV of ERISA, the penalty, excise tax or joint and several liability provisions of the Code or other Law (including Sections 406, 409, 412, 502(i), 502(l), 4069, 212(c) or Part 6 of Title I of ERISA, or Sections 4971, 4972, 4975, 4976, 4977 or 4980B of the Code), or (ii) with respect to any Benefit Plan.

(e) No Company Benefit Plan is, and neither of the Sellers nor any Person that would be considered a single employer with either of the Sellers pursuant to Section 414(b), (c), (m), or (o) of the Code contributes to or has any Liability with respect to any benefit plan that is, (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) a single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) No Company Benefit Plan is under audit or is the subject of an investigation by the IRS, the U.S. Department of Labor, the PGBC or any other Governmental Authority with respect to which either of the Sellers could reasonably expect to incur any material Liability, nor is any such audit or investigation pending or, to the Knowledge of the Sellers, threatened.

(g) Except as set forth on Schedule 3.8(g), neither of the Sellers has any obligations to provide health, life insurance or death benefits (whether or not insured) with respect to current or former employees, consultants, or directors of either of the Sellers beyond their termination of employment or service other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or state Law.

(h) Except as set forth on Schedule 3.8(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (i) entitle any current or former employee, consultant or director of either of the Sellers to any payment from the Sellers; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director from the Sellers; (iii) accelerate the time of vesting, funding or time of payment of any compensation, equity or equity-based award or other benefit from the Sellers; or (iv) result in any excise tax under Section 4999 of the Code or result in the loss of any employer deduction on behalf of either of the Sellers under Section 280G of the Code.

(i) Except as set forth on Schedule 3.8(i), neither of the Sellers has any material Liabilities with respect to any severance benefits available under any formal plan, agreement or arrangement or material severance benefits available under any informal plan, agreement or arrangement.

(j) There is no Indebtedness in excess of $25,000 owed by any current or former employee, consultant, officer or director to either of the Sellers.

(k) There are no material Liabilities of either of the Sellers relating to workers’ compensation benefits that are not fully insured against by a bona fide third party insurance carrier.

(l) With respect to Company Benefit Plans and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid under the insurance policy or fund through the Closing Date, to the extent either of the Sellers has any responsibility therefore, will have been paid on or before the Closing Date except to the extent that would not result in any material Liability to either of the Sellers and, as of the Closing Date, there will be no material Liability of either of the Sellers under any such insurance policy, fund or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent material liability arising wholly or partially out of events occurring prior to the Closing Date.

(m) Other than with respect to the Company Benefit Plans, no transaction has occurred that has resulted or reasonably could be expected to result in a material excise tax under Section 4975 of the Code or material liability under the fiduciary responsibility provisions of ERISA imposed on either of the Sellers.

3.9 Actions and Proceedings. Except as set forth on Schedule 3.9(i), as of the date hereof, there is no Proceeding pending or, to the Knowledge of Sellers, threatened, (a) against or relating to the Sellers, the Business or the Acquired Assets, or, to the Knowledge of Sellers, against any current or former officer, director or key employee of either Seller (solely to the extent relating to their service with the Sellers) or (b) that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby. Except as set forth on Schedule 3.9(ii), none of the Sellers or Holdings is subject to any material outstanding Governmental Orders (other than those applicable to other industry participants generally). For purposes of this Section 3.9 only, “Proceeding” shall mean only those Proceedings actually brought before or by a Governmental Authority.

3.10 Tax Matters.

(a) Except as set forth on Schedule 3.10(a), all income Tax Returns and, to the Knowledge of Sellers all other Tax Returns required to be filed or maintained, as the case may be, by, or with respect to, either Seller, the Business or the Acquired Assets, or any income in respect thereof have been filed and maintained. All such Tax Returns were correct and complete in all substantial respects and have been prepared in substantial compliance with all applicable Laws, and all Taxes whether or not shown to be due on such Tax Returns for which Purchaser or Parent could become liable have been paid.

(b) Sellers have given, or otherwise made available to Parent, true, correct and complete copies of the partnership federal income Tax Returns of KFP for the taxable years ending December 31, 2000 and May 31, 2001, as filed, and all examination reports and statements of deficiencies relating exclusively to either Seller, the Business or the Acquired Assets, or any income in respect thereof.

(c) There are no outstanding agreements extending, tolling or waiving the statutory period of limitation applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from, or with respect to, either the Business or the Acquired Assets, or any income in respect thereof for any taxable period and no power of attorney is currently in force with respect to any matter relating to Taxes of the Business.

(d) There are no Liens for Taxes upon the Business or any of the Acquired Assets, except for statutory Liens for current Taxes not yet delinquent.

(e) Neither of the Sellers (i) has any liability for the Taxes of any Person (other than the other Seller) as defined in section 7701(a)(1) of the Code or under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or (ii) is a party to or bound by any Tax allocation, indemnification or sharing agreement.

(f) Sellers have complied with all applicable Laws relating to the payment, reporting and withholding of Taxes and the collection of information from employees relating to such Taxes and have duly and timely withheld from amounts paid to any employee, independent contractor, creditor, stockholder or other third party and have paid to the appropriate Tax authorities all amounts required to be so withheld and paid over for all periods under all applicable Laws, except to the extent that a failure to comply with such applicable Laws does not give rise to more than a de minimis adverse effect on the Sellers, the Business or the Acquired Assets.

(g) No claim has ever been made by an authority in a jurisdiction where none of Knight, Holdings or either Seller files Tax Returns that a Seller, the Business or the Acquired Assets, or any income in respect thereof is or may be subject to taxation by that jurisdiction with respect to which Parent or Purchasers could be liable after the Closing Date.

(h) Except as set forth on Schedule 3.10(h)(i), since Holdings’ acquisition of the Sellers and, to the Knowledge of Sellers prior to Holdings’ acquisition of the Sellers, no income or other Tax Returns solely insofar as they relate to the Sellers, the Business or the Acquired Assets, or any income in respect thereof filed by or with respect to either Seller pursuant to the Laws of any Federal, state, local or foreign Tax authority has been examined or audited by the IRS or other appropriate authority and there is no claim or dispute concerning any such Tax Returns. Except as set forth on Schedule 3.10(h)(ii), no federal, state, local or foreign Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to either Seller, the Business or the Acquired Assets, or any income in respect thereof. Except as set forth on Schedule 3.10(h)(iii), no federal, state, local or foreign Tax authority (including jurisdictions where neither Seller has filed Tax Returns) has provided with respect to either Seller, the Business or the Acquired Assets, or any income in respect thereof any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Tax authority against either Seller, the Business or the Acquired Assets, or any income in respect thereof.

(i) Since April 30, 2004, neither of the Sellers has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(j) Each Seller is, has continuously been for all times since acquisition by Holdings and, to the Knowledge of Sellers, was continuously for all times prior to acquisition by Holdings, either a partnership or disregarded as an entity separate from Holdings for all federal and state income Tax purposes, and all reporting obligations with respect to any federal and state income Taxes are the obligation of Holdings.

3.11 Compliance with Law.

(a) Except as set forth on Schedule 3.11(a), each of the Sellers, and, to the Knowledge of Sellers, their respective officers, directors and key employees are in compliance, and at all times since January 12, 2000 has complied, in all material respects, with all Laws and Governmental Orders applicable to the business or operations of the Business or Acquired Assets or by which any of the Acquired Assets is bound.

(b) Each Seller possesses all material Permits required to conduct the Business as currently conducted and is in compliance in all material respects with the terms of all such Permits.

(c) Except as set forth on Schedule 3.11(c), each Seller has since January 12, 2000 timely filed all material forms, reports, registration statements, schedules and other documents, together with any amendments required to be made with respect thereto that relate to the Business or Acquired Assets, that were required to be filed with Governmental Authorities (collectively, the “Regulatory Documents”), and has paid all material fees and assessments due and payable in connection therewith.

(d) As of their respective dates, all Regulatory Documents filed by the Sellers complied in all material respects with all applicable Laws. Except as set forth on Schedule 3.11(d), since January 12, 2000, none of Holdings, Knight and either of the Sellers has received notice (either orally or in writing) that any Governmental Authority (i) has initiated any formal or informal proceeding or investigation into the Business that is still pending or (b) is contemplating (i) any formal or informal proceeding or investigation into the Business or (ii) issuing or requesting (or is considering the appropriateness of issuing or requesting) any Governmental Order that would restrict in any material respect the conduct of the Business or that relates to the capital adequacy or credit policies of the Business (other than any Governmental Order applicable to industry participants generally). To the Knowledge of Seller, there are no unresolved material violations alleged (either orally or in writing) by any Governmental Authority with respect to the Business.

(e) Except as set forth on Schedule 3.11(e), neither of the Sellers is subject to any Governmental Order of any Governmental Authority that restricts in any material respect the conduct of the Business or that relates to the capital adequacy or credit policies of the Business (other than any Governmental Order applicable to industry participants generally).

(f) Except as set forth on Schedule 3.11(f), to the Knowledge of Sellers, none of Holdings, Knight or either Seller has received any notification or communication (either orally or in writing) from any Governmental Authority (i) asserting that either Seller is not in compliance in any material respect with any Law or Governmental Order, (ii) threatening to revoke any material Permit required to conduct the Business or (iii) requesting information in connection with a potential or actual inquiry or Proceeding relating to the Business or Acquired Assets.

(g) Each Seller and, to the Knowledge of Sellers, each of their respective employees which are or who are required to be registered as a broker, a dealer, a registered representative, a registered principal, a sales person or similar capacity with any Governmental Authority is duly registered. Schedule 3.11(g) sets forth a true, correct and complete list of all states in which either Seller is registered, to which it makes filings or by which it is licensed.

(h) Set forth on Schedule 3.11(h)(i) is a true, correct and complete list of all exchanges, ECNs, alternative trading systems or market centers of which either Seller is a member or on which either Seller is contractually entitled to execute securities transactions, in each case as part of the Business. Set forth on Schedule 3.11(h)(ii) is a true, correct and complete list of all exchanges on which each Seller owns or leases a seat or a membership, including the numbers thereof, in each case as part of the Business. Set forth on Schedule 3.11(h)(ii) is also a true, correct and complete list, as of August 5, 2004, of all specialist allocations held by KFP.

(i) Neither of the Sellers nor, to the Knowledge of Sellers, any “associated person” thereof is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act).

(j) Neither of the Sellers is required to be registered as an investment adviser, commodity trading advisor, commodity pool operator, futures commission merchant, insurance agent, or transfer agent under any Laws.

(k) No representation or warranty is made in this Section 3.11 with respect to Laws and Governmental Orders relating to (i) ERISA, which is treated in Section 3.8, (ii) Tax, which is treated in Section 3.10, (iii) employee or labor matters, which are treated in Section 3.16, or (iv) Environmental Laws, which are treated in Section 3.19.

3.12 Intellectual Property.

(a) Schedule 3.12(a) contains a true, correct and complete list of the following categories of Owned Company Intellectual Property: (i) Patents; (ii) material Trademarks; (iii) registered Copyrights; and (iv) material Software. The Sellers are the sole and exclusive owners of all right, title and interest in and to the Owned Company Intellectual Property and have the right to sell, transfer and otherwise assign free and clear of all Liens, except for Permitted Liens, all of the Owned Company Intellectual Property except where the failure to have such sole and exclusive ownership or such right, title or interest would not be and would not reasonably be expected to be, individually or in the aggregate, materially adverse to either Seller, the Sellers taken as a whole or the conduct of the Business. Except as set forth on Schedule 3.12(a)(vi), the Licensed Intellectual Property and the Owned Company Intellectual Property constitute all of the Intellectual Property that is necessary to conduct the Business as currently conducted.

(b) Schedule 3.12(b) contains a true, correct, and complete list of material Intellectual Property Contracts to which (i) either Seller is a party and (ii) are necessary to the conduct of the Business.

(c) To the Knowledge of Sellers, each Seller’s rights with respect to the Company Intellectual Property are valid and enforceable, and except as set forth on Schedule 3.12(c), each Seller has the right to sell, transfer or otherwise assign such rights to Parent or Purchasers, except where the failure to have such right would not reasonably be expected to be, individually or in the aggregate, materially adverse to the conduct of the Business.

(d) To the Knowledge of Sellers, each Seller has taken commercially reasonable and appropriate steps to protect and maintain the Owned Company Intellectual Property, as well as each Seller’s rights with respect thereto. Except as provided in Schedule 3.12(d), all of the material Owned Company Intellectual Property has been devised, made, created or otherwise generated solely by employees of the Sellers in the course of their employment with the Sellers. To the Knowledge of Sellers, no employee who has contributed or currently contributes to the creation or development of any Software comprised within the Owned Company Intellectual Property has entered into any agreement that restricts or limits in any way the scope or type of work in which such employee may engage (other than reasonable and customary restrictions or limitations, such as on the use or disclosure of the confidential information of former employers), or requires such employee to transfer, assign, or, to the extent confidential, disclose to anyone other than either Seller, any Owned Company Intellectual Property.

(e) Neither the use or exploitation of any Owned Company Intellectual Property, nor to the Knowledge of Sellers the use or exploitation of any Licensed Intellectual Property, nor the conduct and operations of the Business in the manner currently conducted infringes upon or misappropriates the Intellectual Property of any third party. To the Knowledge of Sellers, no third party is infringing or misappropriating the Owned Company Intellectual Property.

(f) To the Knowledge of Sellers, neither Seller collects or uses personally identifiable information from individuals in connection with the conduct of the Business as it is currently conducted, and no such information is being transferred as part of the Acquired Assets.

(g) No capital expenditures are necessary to use Software or hardware used in the Business as it is currently conducted other than capital expenditures in the ordinary course of business that are consistent with the past practice of the Sellers. To the Knowledge of Sellers, neither of the Sellers has experienced any material defects in the Software and hardware used in the Business as it is currently conducted, including that the use of such Software and hardware has not resulted in any material error or omission in the processing of any transactions other than defects which have been corrected. Each Seller has in place, and will transfer to Parent or Purchasers, appropriate disaster recovery plans and procedures, and backup equipment and facilities, which, to the Knowledge of Sellers, will allow Parent or Purchasers to continue to operate the Business without any Material Adverse Effect, notwithstanding any disaster, emergency or persistent equipment or telecommunications failure.

(h) To the Knowledge of Sellers, no Software owned by either Seller or transferred as part of the Acquired Assets (i) contains any computer code or any other procedures, routines or mechanisms which: (a) disrupt, disable, harm or impair in any way the Software based on the elapsing of a period of time, exceeding an authorized number of copies, advancement to a particular date or other numeral (sometimes referred to as “time bombs”, “time locks” or “drop dead” devices), or (b) permit a third party to access such Software without authorization; or (ii) is subject to the terms of any “open source,” “copyleft,” or other similar licenses (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, Public Domain license, or the like) in a manner that would require the source code of the Software to be publicly distributed.

3.13 Real Property; Personal Property; Title to Assets; Condition of Property.

(a) The Sellers do not own any real property that is used in the Business.

(b) Schedule 3.13(b) sets forth a true, correct and complete list of all leases, subleases and other agreements under which either Seller uses or occupies or has the right to use or occupy any real property used in the Business (the “Real Property Leases”). Each Real Property Lease is valid, binding and in full force and effect, all rent and other material sums and charges payable by either Seller or any of their Affiliates as tenants thereunder is current, and no termination event or condition or uncured default of a material nature on the part of either Seller or any of their Affiliates exists under any Real Property Lease.

(c) Each Seller has good title to, or valid leasehold interests in, all of the material properties and assets used by it in the operation of the Business (including the leased property listed in Schedule 3.13(b)), free and clear of all Liens other than Permitted Liens, and such properties and assets constitute all of the material assets that are necessary for the conduct of the Business on the date hereof.

(d) The buildings and improvements on the leased property set forth on Schedule 3.13(b) and the equipment, furniture, fixtures and other tangible assets owned or leased by the Sellers, in each case that are necessary for the operation of the Business, are, taken as a whole, in a state of good and working maintenance and repair, ordinary wear and tear excepted and are, taken as a whole, suitable for the purposes for which they are currently being used.

3.14 Insurance. Set forth on Schedule 3.14 is a true, correct and complete list of all insurance policies maintained by or on behalf of either Seller with respect to the Business or the Acquired Assets (each an “Insurance Policy”). Except as set forth on Schedule 3.14, such policies are claims-based (and not occurrence based) policies and provide coverage for the operations of the Business and the Acquired Assets of a scope consistent with customary industry practice. All such insurance policies are in full force and effect and each Seller or Affiliate thereof, as applicable, is in compliance in all material respects thereunder.

3.15 Material Contracts.

(a) Set forth on Schedule 3.15(a) is a true, correct and complete list of all Material Contracts as of the date hereof. For purposes of this Agreement, “Material Contracts” means any of the following types of Contracts to which either Seller is a party in connection with the Business or Acquired Assets or by which any of the Acquired Assets are bound: (i) collective bargaining or similar arrangements, (ii) Contracts with Major Customers, (iii) Contracts involving annual expenditures in excess of $500,000 which are not cancelable (without material penalty, cost or other Liability) within ninety (90) days, (iv) Contracts providing for the lending of money, whether as borrower, lender or guarantor, (v) Contracts containing any provision relating to exclusivity of any sort which exclusivity relates to a material aspect of the Business, (vi) Contracts limiting the freedom of either Seller or the Business to engage in any line of business or compete with any Person or operate at any location, (vii) joint venture or partnership agreements or joint development or similar agreements, (viii) Contracts providing for the acquisition, directly or indirectly (by merger or otherwise), of substantially all of the assets or any part of the capital stock of another Person, (ix) Contracts related to the exchanges, alternative trading systems, ECNs, and market centers listed on Schedule 3.11(h)(i) or (ii), (x) Contracts listed on Schedule 3.12(b), (xi) Contracts related to the clearing of securities transactions and (xii) Contracts relating to co-marketing or joint marketing.

(b) Sellers have made available to Parent true, correct and complete copies of all Material Contracts. Other than Material Contracts which have terminated or expired in accordance with their terms, each of the Material Contracts is valid, binding and enforceable in accordance with it terms (subject to the effects of bankruptcy, insolvency, reorganization, fraudulent transfer and similar laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or at law)) and, to the Knowledge of Sellers, is in full force and effect. Neither of the Sellers is, or has received any notice that any other party is, in default under any Material Contract, and, to the Knowledge of Sellers, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. To the Knowledge of Sellers, no party to any of the Material Contracts has made any material claims against, or sought indemnification from, either Seller as to any matter arising under any Material Contract.

3.16 Employee Relations.

(a) There has not occurred, or to the Knowledge of Sellers been threatened, any strikes, slow downs, picketing, work stoppages, concerted refusals to work overtime or other similar labor activities by employees of either of the Sellers. None of Knight, Holdings, or either of the Sellers is a party to any collective bargaining agreements with respect to employees of either of the Sellers. There are no labor unions or, to the Knowledge of Sellers other labor representatives or organizations purporting to represent or attempting to represent any employee of either of the Sellers.

(b) Neither Knight, Holdings nor either of the Sellers has violated any Law or Governmental Order of any Governmental Authority regarding the terms and conditions of employment of employees, former employees or prospective employees of either of the Sellers or other labor related matters, including laws, rules, regulations, orders, rulings, decrees, judgments, and awards relating to wages, hours, immigration, workers’ compensation, discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employee or prospective employees of any of the Sellers, except where such violation would not result in a material Liability of either of the Sellers.

(c) There are no material complaints, charges or claims against either of the Sellers, or to the Knowledge of Sellers, have any been threatened to be brought by or filed with any Governmental Authority, based on, arising out of, in connection with or otherwise relating to the employment (or termination of employment) by either of the Sellers of any individual, including individuals classified as independent contractors or “leased employees” (within the meaning of Section 414(n) of the Code), or the failure to employ any individual, including any claim relating to employment discrimination, equal pay, employee safety and health, immigration, wages and hours or worker’s compensation.

(d) Since January 1, 2001, none of Knight, Holdings or either of the Sellers has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of either of the Sellers or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state, local, or foreign Law) affecting any site of employment or facility of either of the Sellers, in each case, with respect to which either of the Sellers has or would reasonably be expected to have any material Liability.

(e) Neither of the Sellers has any material Liability under any Law relating to protection of human health or safety.

3.17 Customers. Schedule 3.17(a)(i) sets forth, based upon revenue to KEP for the twelve (12) months including and preceding the last full calendar month prior to the date hereof, a true, correct and complete list of the top twenty (20) customers (the “Major Customers”) of KEP. Except as set forth on Schedule 3.17(a)(ii), as of the date hereof, none of the Major Customers has, since April 30, 2004, canceled, substantially modified or otherwise terminated, or has materially changed the pricing for execution of securities transactions, or, to the Knowledge of Sellers, indicated an intent to cancel or otherwise terminate its relationship with KEP or materially decrease the volume of business it conducts with KEP or the Business.

3.18 Certain Business Relationships. Except as set forth on Schedule 3.18, none of Holdings or its Affiliates or any of their respective directors, officers or key employees (a) is or has been involved in any material business or contractual arrangement or relationship with either Seller relating to the Business or the Acquired Assets, (b) has borrowed money from or loaned money to either Seller in connection with the Business or the Acquired Assets which has not been repaid or (c) has any ownership or leasehold interest (other than through their interests in the Sellers) in any of the Acquired Assets.

3.19 Environmental Matters.

(a) Each Seller (i) is and has been in compliance in all material respects with applicable Environmental Laws in connection with the operation of the Business and (ii) has received and is and has been in compliance in all material respects with all Permits required under Environmental Laws for the conduct of the Business. Such Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Permits.

(b) Neither of the Sellers has been or is presently the subject of any Environmental Claim, and to the Knowledge of Sellers, no Environmental Claim is pending or threatened against either Seller or against any Person whose liability for the Environmental Claim either Seller has or may have retained or assumed either contractually or by operation of law.

(c) To the Knowledge of Sellers, neither of the Sellers nor any other Person has managed, used, stored, or disposed of Hazardous Materials on, at or beneath any properties currently leased, operated or used or previously owned, leased, operated or used by the Sellers in connection with the Business, and no Hazardous Materials are present at such properties, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against either Seller or the Business.

(d) Except as set forth on Schedule 3.19(d), to the Knowledge of Sellers, no properties are presently owned, leased or operated by either Seller that contain any underground storage tanks, aboveground storage tanks, asbestos or asbestos-containing-material, polychlorinated biphenyls, or radioactive materials.

(e) No material Lien imposed by any Governmental Authority pursuant to any Environmental Law is currently outstanding on any property leased or operated by either Seller in connection with the Business.

3.20 Material Negotiations. As of the date hereof, Sellers have provided Parent with all material information and facts regarding the Liquid Transactions, including the most recent term sheets, any drafts of definitive documentation of the Liquid Transactions and a description of the current status of negotiations regarding the Liquid Transactions.

3.21 ISE Stock. Schedule 3.21 sets forth a true, correct and complete description of all shares of Class B ISE Stock beneficially owned and held of record by KFP. No shares of Class B ISE Stock are beneficially owned or held of record by any Affiliate of KFP. As of the date hereof, KFP has good and marketable title to such shares of Class B ISE Stock set forth on Schedule 3.21, free and clear of all Liens, except for security interests and other Liens granted to Adirondack Trading Partners, LLC, Liens created by this Agreement and Liens arising under any applicable federal or state securities Laws.

3.22 Knight Guaranties. Set forth on Schedule 3.22 is a true, correct and complete list of all Knight Guaranties. Such Knight Guaranties are in full force and effect, and no material defaults currently exist and no claims have been made thereunder.

3.23 DISCLAIMER OF WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, SELLERS DO NOT MAKE AND HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO THE BUSINESS OR THE ACQUIRED ASSETS, INCLUDING ANY REPRESENTATIONS OR WARRANTIES AS TO THE FUTURE SALES OR PROFITABILITY OF THE BUSINESS OR AS TO THE MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OF ANY OF THE ACQUIRED ASSETS, OR REPRESENTATIONS OR WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW, FROM A COURSE OF DEALING OR USAGE OF TRADE. ALL SUCH OTHER

REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLERS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Holdings and Sellers that the statements contained in this Article 4 are correct and complete as of the date of this Agreement and as of the Closing Date, except as disclosed in Parent’s disclosure schedules accompanying this Agreement (the “Parent’s Disclosure Schedules”). For purposes of the representations and warranties of Parent contained herein, disclosure in any section of the Parent’s Disclosure Schedules of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Parent calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, if it is reasonably apparent that such disclosure is applicable. The inclusion of any information in any section of the Parent’s Disclosure Schedules or other document delivered by Parent or Purchasers pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

4.1 Organization and Qualification. Parent and each Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

4.2 Authority and Authorization. Parent and each Purchaser has requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or shall be a party and to perform the obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction Documents to which Parent or a Purchaser is or shall be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate actions. Parent has duly executed and delivered this Agreement, and on the Closing Date Parent and each Purchaser will have duly executed and delivered each of the Transaction Documents to which it shall be a party. Assuming that this Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of the other parties hereto and thereto, this Agreement constitutes, and each such Transaction Document when executed and delivered shall constitute, a valid and legally binding obligation of Parent or Purchasers, as the case may be, enforceable in accordance with their respective terms and conditions, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws or equitable principles affecting creditors’ rights and remedies generally and general principles of equity (whether considered in a proceeding in equity or at law).

4.3 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement and the Transaction Documents nor the performance by Parent or any Purchaser of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby, will:

(i) conflict with the Certificate of Incorporation or By-Laws (or other governing documents) of Parent or any Purchaser, (ii) violate any Law or Governmental Order to which Parent or any Purchaser is subject, or (iii) violate, breach, be in conflict with or constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice or consent under, any note, bond, indenture, mortgage, deed of trust, lease or other Contract or any Permit or any Governmental Order, to which Parent or any Purchaser is a party, except in each case to the extent such matter would not materially impair or delay, or reasonably could be expected to materially impair or delay, the ability of Parent or any Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.

(b) Except for (i) the pre-merger notification requirements of the HSR Act, (ii) any notifications that may be necessary to provide to the Board of Governors of the Federal Reserve, and (iii) any approvals of an exchange, SRO or other Governmental Authority that are set forth on Schedule 4.3(b), no material consent, approval or authorization of, permit from, or declaration, filing or registration with, any Governmental Authority or any other Person or entity is required to be made or obtained by Parent or any Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

4.4 Ability to Evaluate and Bear Risk. Parent and Purchasers have knowledge and experience in financial and business matters such that they are capable of evaluating the risks of the investment in the Acquired Assets and the Business. Parent and Purchasers, if applicable, are dealing with Holdings and Sellers on a professional arms’-length basis and have expertise in assessing tax, legal, jurisdictional, regulatory, financial and other risks associated with this Agreement (and the transactions contemplated hereby) and the Business.

4.5 Brokers’ Fees. Parent and Purchasers have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by the Agreement for which either Seller is or will be liable or obligated.

4.6 Litigation. There are no actions, suits, investigations, or proceedings by or before any Governmental Authority pending, or, to the knowledge of Parent, threatened against Parent or Purchasers, which in any manner challenges the validity of this Agreement or any action taken by Parent or Purchasers pursuant to this Agreement, or in connection with the transactions contemplated hereby, seeks to prevent, enjoin, alter or materially delay any transaction contemplated hereby.

4.7 Financial Ability. Parent has the financial ability to consummate the transactions contemplated by this Agreement. After the consummation of the transactions contemplated by this Agreement, Parent and Purchasers will be able to satisfy any and all of the liabilities assumed as part of this Agreement.

4.8 Investigation by Parent; Sellers’ Liability. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business and

Acquired Assets, which investigation, review and analysis was done by Parent and its Affiliates and, to the extent Parent deemed appropriate, by Parent’s Representatives. Parent acknowledges that it and its Representatives have been provided access to the personnel, properties and premises of the Sellers as requested by Parent for such purpose. In entering into this Agreement, Parent acknowledges that it has relied, and hereafter will rely, solely upon the aforementioned investigation, review and analysis and not on any factual representations of Sellers or Sellers’ Representatives (except the specific representations and warranties of Sellers set forth in Article 3 of this Agreement), and Parent:

(a) acknowledges that none of Holdings, the Sellers or any of their respective directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including in materials furnished in Sellers’ data room, in presentations by Sellers’ management or otherwise) provided or made available to Parent or its directors, officers, employees, Affiliates, controlling persons, agents or Representatives, (except the specific representations and warranties of Sellers set forth in Article 3 of this Agreement); and

(b) agrees, to the fullest extent permitted by law, that none of Holdings, the Sellers or any of their respective directors, officers, employees, shareholders, Affiliates, controlling persons, agents, advisors or Representatives shall have any liability or responsibility whatsoever to Parent and Purchasers and their respective directors, officers, employees, Affiliates, controlling persons, agents or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including in materials furnished in Sellers’ data room, in presentations by Sellers’ management or otherwise), to Parent and Purchasers and their respective directors, officers, employees, Affiliates, controlling persons, advisors, agents or Representatives (or any omissions therefrom), including in respect of the specific representations and warranties of Sellers set forth in this Agreement, except that the foregoing limitations shall not apply (i) to Sellers insofar as Sellers make the specific representations and warranties set forth in Article 3 of this Agreement, but always subject to the limitations and restrictions contained in Article 8 or (ii) in the event of fraud or willful misconduct.

ARTICLE V

COVENANTS

5.1 Conduct of the Business.

(a) Except as set forth on Schedule 5.1(a) or as otherwise specifically set forth in this Agreement, or unless Parent shall otherwise consent (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Closing, Holdings shall cause each Seller to, and each Seller agrees to, (i) conduct the Business in all material respects in the ordinary course of business consistent with past practices and (ii) use its commercially reasonable efforts to preserve substantially intact, with respect to the operation of the Business, its business organization, its employee base and its business relationships. Without limiting the generality of the foregoing, and except as set forth on Schedule 5.1(a) or as otherwise specifically set forth in this Agreement, with respect to the operation of the Business, during the period specified in the preceding sentence, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), Holdings shall not permit either Seller to, and shall cause each Seller not to, and neither Seller shall:

(i) declare, set aside, make or pay any dividend or distribution (whether in cash or property) in respect of any equity interests in either Seller;

(ii) other than in the ordinary course of trading, specialist, market-making or other similar practices, (A) make or offer to make any acquisition, by means of a merger or otherwise, of assets or securities, (B) make any sale, lease, encumbrance or other disposition of assets or securities, in each case, other than in the ordinary course of business consistent with past practice of assets that both (1) are not material and (2) are fungible and can be readily replaced with other assets (such as, by way of example only, office machinery and not including, by way of example only, a seat on an exchange), or (C) enter into, amend in any material respect (for this purpose any amendment to the clearance, execution or financing terms of the MLPro Clearing Agreement shall be deemed to be material) or terminate any Material Contract, or grant any release or relinquishment of any material rights under any Material Contract;

(iii) (A) incur or assume any long-term Indebtedness, (B) incur or assume any short term Indebtedness other than short term Indebtedness for a term not to exceed thirty (30) days in the ordinary course of business consistent with past practice; provided, that at no time shall the short term Indebtedness of the Business exceed the consolidated net assets of the Business, (C) modify the terms of any existing Indebtedness or financing arrangements, other than modifications of short term Indebtedness in the ordinary course of business consistent with past practice or (D) pay any amounts with respect to Indebtedness other than in the ordinary course of business consistent with past practices;

(iv) assume, guarantee or endorse (whether directly, contingently or otherwise) any Liabilities of any other Person other than de minimis Liabilities;

(v) make any loans, advances or capital contributions to, or investments in, any other Person other than in the course of trading, specialist, market-making or other similar practices in the ordinary course of business consistent with past practice;

(vi) change any of the accounting principles or practices used by it, except as may be required by GAAP or applicable Law;

(vii) forgive any loans to its current or former employees, officers, director, equityholders or any of their respective Affiliates or enter into any extension of credit or renewal of a previously existing extension of credit (either directly or indirectly) in the form of a personal loan to or for the benefit of any current or former employees, officer, directors, equityholders or any of their respective Affiliates;

(viii) enter into any new, or amend any existing, employment or severance, consulting or salary continuation arrangements or agreements with any officers, directors or employees or grant any increases, other than increases required by Law or in the ordinary course of business consistent with past practice, in the compensation or benefits payable to officers, directors or employees;

(ix) enter into, amend or extend any collective bargaining or other labor agreement;

(x) adopt, amend, terminate, modify or increase the benefits under any Company Benefit Plan or other employee benefit plan or arrangement, except as may be required by Law or the terms of such Company Benefit Plan, other than in the ordinary course of business consistent with past practices;

(xi) settle or agree to settle any material Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) or pay, discharge or satisfy or agree to pay, discharge or satisfy any material claim or Liability other than the payment, discharge or satisfaction of Liabilities in the ordinary course of business consistent with past practices;

(xii) (A) make any capital expenditures that, in the aggregate, are in excess of $500,000 or (B) make any other expenditure outside of the ordinary course of business consistent with past practices other than de minimis expenditures;

(xiii) (A) permit to be canceled any insurance arrangement disclosed on Schedule 3.14 other than in connection with the cancellation of such insurance arrangement with respect to Holdings and its Affiliates generally or (B) fail to use its commercially reasonable best efforts to file any claim and attempt to collect any loss that may be collectible under any insurance arrangement disclosed on Schedule 3.14;

(xiv) transfer to any third Person ownership of, or otherwise grant any exclusive or other material license to, any Owned Company Intellectual Property, other than pursuant to Contracts entered into in the ordinary course of business consistent with past practice;

(xv) permit any Owned Company Intellectual Property to lapse, expire or otherwise become abandoned other than in the ordinary course of business consistent with past practice; or

(xvi) except as may be required by GAAP or applicable law, make or change any election, change an annual accounting period or adopt or change any accounting method relating to either Seller or its income, assets or operations, if such election, adoption or change would adversely affect Parent or Purchasers;

(xvii) engage in any trading of, or offer any services to third-parties with respect to, over-the-counter options; or

(xviii) agree to take any of the foregoing actions.

(b) Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable best efforts to obtain any necessary authorizations, consents, and approvals of Governmental Authorities in order to consummate and make effective the transactions contemplated by this Agreement and satisfy the conditions set forth in Section 6 hereof as promptly as practicable. Without limiting the generality of the foregoing, each of the Parties will (i) as promptly as practicable (and in any event within ten (10) days of the date hereof with respect to the HSR Act) file (A) any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) under the HSR Act and (B) any forms, registrations, notices, filings and documents of any other applicable Governmental Authority, to the extent required by applicable Law, and (ii) supply as promptly as practicable any additional information and documentary material that may be requested by the FTC, the DOJ, or any other applicable Governmental Authority and use commercially reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of required approvals under such other Laws or from such Governmental Authorities as soon as practicable, including, without limitation, in the case of Parent and Purchasers, effecting the sale or disposition of, divestiture, or arranging to hold separate assets or businesses, or making any necessary undertaking, agreement, covenant or condition (effecting such a sale, disposition, divestiture or hold separate arrangement, entering into any such undertaking, agreement, covenant or condition or taking any other action to obtain such required approvals, an “Accommodation”), to the extent necessary or required to obtain any such expiration, termination or approval from any such Governmental Authority; provided, however, that Parent and Purchasers shall not be required to make any Accommodation that would, after giving effect to the transactions contemplated by this Agreement, (i) have a material adverse effect on the business, financial condition, assets or operations of the Business or Acquired Assets, taken as a whole, (ii) with respect to obtaining the termination of the applicable waiting period under the HSR Act, deprive Parent and Purchasers of a material portion of the economic benefits which they reasonably expected to obtain from the transactions contemplated by this Agreement, or (iii) with respect to obtaining any other expiration, termination or approval from a Governmental Authority, either (A) deprive Parent and Purchasers of a significant portion (which portion need not be material) of the economic benefits (including operational synergies) which they reasonably expected to obtain from the transactions contemplated by this Agreement or (B) constitute an action that is not in all material respects substantially the same as actions required by the applicable Governmental Authority of other broker-dealers for such other broker-dealers to obtain substantially the same termination, expiration or approval in the face of circumstances that are substantially similar to those circumstances in question in light of the transactions contemplated by this Agreement and involving a broker-dealer with capitalization equal to or greater than that of KFP as of the date hereof. Further, Holdings and Sellers, on the one hand, and Parent and Purchasers, on the other hand, shall, in connection with matters under or relating to the HSR Act and, with respect to any other matters solely to the extent they relate to a proposed Accommodation, to the extent permitted by the relevant Governmental Authority and where reasonably practicable: (i) provide the other Parties reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such information; and (ii) provide the other Parties the opportunity to attend and/or participate in any meeting or substantive conversation with any Governmental Authority in respect of any such filings, investigation, or other inquiry. The Parties will consult and cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with matters under or relating to the HSR Act or any other matters solely to the extent they relate to a proposed Accommodation. Notwithstanding the foregoing, Parent and Purchasers shall not be required, in connection with matters under or relating to the HSR Act or matters relating to a proposed Accommodation, to provide Holdings or Sellers with the opportunity to attend and/or participate in any such meeting or conversation or to consult and cooperate on any such materials to be made or submitted by Parent and Purchasers if such attendance, participation, consultation or cooperation would (i) result in confidential information of Parent and Purchasers being divulged to Holdings or Sellers (in which case Parent and Purchasers shall provide Holdings’ and Sellers’ outside counsel (which shall not be more than one outside counsel) with the opportunity to attend and/or participate in such meeting or conversation or to consult and cooperate on such materials, as the case may be, so long as such counsel agrees with Parent not to, and Holdings and Sellers ensure that such outside counsel does not, disclose any such confidential information to Holdings, Sellers or their other Representatives), (ii) jeopardize any attorney-client privilege or (iii) contravene any applicable Law.

5.2 Alternative Transactions. From and after the date hereof, Holdings, Knight and Sellers shall not, and shall not permit any of their respective Affiliates to, and shall use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (a)(i) solicit or encourage any inquiries, discussions or proposals regarding, (ii) continue, propose or enter into negotiations with respect to, or (iii) enter into any Contract providing for, or consummate, any Alternative Transaction or (b) provide any information to any other Person for the purpose of making, evaluating or determining whether to make or pursue any inquiries or proposals with respect to any Alternative Transaction. Holdings, Knight and Sellers shall reasonably promptly advise Parent of (i) any written or oral formal proposal regarding an Alternative Transaction and the identity of the Persons making any such written or oral formal proposal that any of Holdings, Knight, the Sellers or, to the Knowledge of Sellers, any of their respective Affiliates or Representatives may receive and (ii) with respect to any such written formal proposal that relates solely to the Business or Acquired Assets and not to any other businesses of Knight or its other Affiliates, the terms of such proposal (so long as the disclosure of such terms is not prohibited by a binding agreement to which Knight or any of its Affiliates is a party as of the date hereof).

5.3 Access to Information Prior to Closing. From and after the date hereof and until the Closing, Holdings shall cause each Seller to, and each Seller shall, (i) afford Parent and Purchasers and their authorized Representatives reasonable access (during regular business hours upon reasonable advance notice) to all employees, offices and other facilities and to all books and records (including Tax Returns, pro forma schedules or workpapers relating exclusively to the Business or the Acquired Assets or the income or operations of the Business) of the Business or directly relating to the Acquired Assets and shall use commercially reasonable best efforts to cause the Sellers’ independent public accountants to provide access to their work papers and such other information, in each case relating to the Sellers, as Parent or Purchasers may reasonably request (subject to Parent and Purchasers executing such customary agreements with respect thereto as may be reasonably requested by such accountants); (ii) permit Parent and Purchasers and their authorized Representatives to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as they may reasonably request; and (iii) cause the officers of each Seller to furnish Parent and Purchasers with such financial and operating data and other information with respect to the Business, Acquired Assets and personnel of the Business as is regularly prepared in the ordinary course of business that Parent and Purchasers may from time to time reasonably request; provided, however, that any such access shall be conducted at Parent and Purchasers’ sole expense, at a reasonable time, under the supervision of the respective Seller’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and not to interfere with the normal operations of the business of the Sellers. Notwithstanding anything contained in this or any other agreement between Parent or its Affiliates on the one hand and Sellers or its Affiliates on the other hand executed prior to the date hereof, (i) none of Holdings, the Sellers or any of their respective Affiliates shall have any obligation to make available to Parent, Purchasers or their Representatives, or provide Parent, Purchasers or their Representatives with, any consolidated, combined or unitary Tax Return filed by Holdings, the Sellers or any of their respective Affiliates or predecessors, or any related material, except as specifically described above in this Section 5.3; and (ii) nothing herein shall require either Holdings or the Sellers to disclose any information to Parent or Purchasers if such disclosure would in Holdings’ sole and absolute reasonable discretion (A) jeopardize any attorney-client privilege or (B) contravene any applicable Law or binding agreement (including any confidentiality agreement to which Holdings, the Sellers or any of their respective Affiliates is a party, provided, however, that Holdings shall use commercially reasonable best efforts (which, for the sake of clarity, shall not include paying any amounts other than de minimis amounts) to obtain any consents of the counter-party to any such binding agreement necessary to disclose such information).

5.4 Commercially Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including and without prejudice to the limits set forth in Section 5.1(b) and the remainder of this Section 5.4, each of the Parties agrees to use its commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and Governmental Orders to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authority.

(b) Each Seller shall, and Holdings shall cause each Seller to, use its commercially reasonable best efforts to, with respect to each Business Contract and with respect to each Permit held by either Seller and required to conduct the Business as conducted immediately prior to the Closing which, as a result of the transactions contemplated hereby, requires the consent or approval of the counterparty thereto or any Governmental Authority or will terminate or be breached in accordance with its terms or pursuant to applicable Law, obtain such consent or approval or, with respect to a Business Contract that will otherwise terminate, enter into a new and binding Contract that can be transferred to Parent or Purchasers without triggering such a termination on substantially the same terms with such counterparty. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement or the Transaction Documents shall be deemed to constitute an assignment or transfer of a Business Contract or Permit if the required consent of the applicable third party has not been obtained. If any such consent with respect to the Business or an Acquired Asset is not obtained prior to Closing, the Parties shall in good faith effectuate to the extent reasonably practicable such arrangements as are necessary to put the Parties in as close an economic position as commercially practicable to that which the Parties would have been in had consents been obtained (in each case, an “Alternative Arrangement”). The Parties hereby acknowledge and agree that any Alternative Arrangement would require, among other things, (i) the Seller to remain subject to its obligations under any Business Contract or Permit with respect to which a consent to assignment is required under the applicable Business Contract or Permit but has not been delivered, (ii) the Parent to promptly reimburse the Sellers for any and all costs, expenses or losses, including reasonable attorneys’ fees, incurred by the Sellers as a result of the Sellers’ taking, at the request of the Parent or Purchasers, as the case may be, legal or other action on behalf of or for the benefit of the Parent or Purchasers with respect to such contracts or as a result of the Parent’s or a Purchaser’s failure to perform the Sellers’ obligations under such contracts arising on or after the Closing and to indemnify the Sellers for any Losses relating to the Parent’s or Purchasers’ failure to so perform, and (iii) the Sellers to remit to the Parent or Purchasers, as the case may be, any payments or refunds received by the Sellers from any party under the applicable Business Contract or Permit, in each of the cases described in clauses (i)-(iii), all in a manner consistent with the purposes and intent of this Agreement. If and when any such consent shall be obtained, the Sellers shall promptly transfer or assign, as applicable, such Business Contract or Permit to the Parent or Purchasers, as the case may be, without payment of consideration.

(c) Subject to the terms of this Agreement, no Party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Authority or other Person required to be obtained prior to Closing.

5.5 Notification of Certain Matters. Sellers shall give prompt notice to Parent, and Parent shall give prompt notice to Sellers, of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely (a) to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, provided, that the failure of any party to give such notice shall not render any underlying breach of representation or warranty a breach of, or a failure to comply with, a covenant for the purposes of this Agreement or (b) to result in any material failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to any of the Parties receiving such notice.

5.6 Copies and Maintenance of Books and Records.

(a) Each of the Parties hereto shall preserve, until at least the sixth anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such Party relating to the Business and the Acquired Assets, including those Records that constitute Excluded Assets pursuant to Section 2.2(d).

(b) Prior to the Closing, Parent or Purchasers may identify any Records (whether electronic, digital, hardcopy or magnetic tape) that constitute Excluded Assets pursuant to

Section 2.2(e) and request that copies of such Records be delivered to Parent or Purchasers at the Closing. At the Closing, Sellers shall, at no cost to the requesting Parent or Purchasers (other than for reasonable out-of-pocket expenses of Sellers), deliver such copies to Parent or Purchasers, as the case may be. The Parties agree that, to the extent any such Records are not hardcopies and reside in the systems and hardware that constitute part of the Acquired Assets, such Records may be maintained on such systems and hardware and shall be deemed copies of such Records, the delivery of such systems and hardware shall constitute delivery of such copies and Sellers shall maintain the originals of such Records, which Records constitute Excluded Assets.

(c) After the Closing Date and up until at least the sixth anniversary of the Closing Date, upon any reasonable request from a Party hereto or its Representatives, the Party holding such Records shall (i) provide to the requesting Party or its Representatives reasonable access to such records during normal business hours and (ii) permit the requesting Party or its Representatives to make copies of such records, in each case at no cost to the requesting Party or its Representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either Party to disclose any information to the other if such disclosure would jeopardize any attorney-client privilege or contravene any applicable Law or binding contract. Such records may be sought under this Section 5.6 for any reasonable purpose, including to the extent reasonably required by the Party seeking such records in connection with the need therefore with respect to ordinary course of business operations, audit, accounting, tax, litigation or federal securities disclosure matters, Governmental Authority inquiries, investigations or Proceedings or any other matters similar to any of the foregoing. Notwithstanding the foregoing, any and all such records may be destroyed by Holdings and Sellers, on the one hand, or Parent and Purchasers, on the other hand, if such destroying Parties sends to the other Parties hereto written notice of their intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other Parties hereto notify the destroying Parties that such other Parties desire to obtain possession of such records, in which event the destroying Parties shall transfer the records to such requesting Parties and such requesting Parties shall pay all reasonable out-of-pocket expenses of the destroying Parties in connection therewith.

5.7 Confidentiality; Public Announcements.

(a) Parent, on the one hand, and Holdings, Knight, and Sellers on the other hand, shall, and shall cause their respective Affiliates and their respective Representatives to not, issue a press release or otherwise make public statements with respect to the terms of this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, without the written consent of Holdings or Parent, respectively, except as required by Law or any listing agreement of any stock exchange or trading market, provided, that, to the extent practicable, the Parties shall consult with each other reasonably in advance of making any such disclosures required by Law or any listing agreement of any stock exchange or trading market, and provided, further, that such consulting party shall permit the other party to make non-binding comments with respect to the form or substance of any such disclosures.

(b) The Confidentiality Agreement shall remain in full force and effect in accordance with its terms until Closing, at which time the Confidentiality Agreement shall only terminate with respect to information relating solely to the Business, the Acquired Assets and/or the Assumed Liabilities. The information contained herein, in the Sellers’ Disclosure Schedules or delivered to Parent or its Representative pursuant hereto and relating to the Business, the Acquired Assets and/or the Assumed Liabilities shall be deemed to be Evaluation Material (as defined in the Confidentiality Agreement) until the Closing.

(c) From and after the Closing Date, Holdings, Knight and the Sellers shall, and shall cause their respective Affiliates and Representatives to, keep confidential any and all information concerning the Business, the Acquired Assets and the Assumed Liabilities, including, without limitation, any Trade Secrets (including source code) included in the Company Intellectual Property, prior to the Closing Date (“Business Confidential Information”); provided, however, that Business Confidential Information shall not include information which (i) is or becomes generally available to the public or is generally known by individuals in the financial services industry other than as a result of a disclosure by Holdings, Knight or Sellers or any of their respective Affiliates or Representatives acting in such capacity in violation of this Agreement, or (ii) becomes available after the Closing Date to Holdings, Knight or Sellers or any of their respective Affiliates or Representatives on a non-confidential basis from a source that is not known to Holdings, Knight or Sellers or any of their respective Affiliates or Representatives (acting in such capacity) to be bound by a confidentiality agreement or other obligation of confidentiality to Parent or Purchasers. Notwithstanding the foregoing, if Holdings, Knight or either Seller or any of their respective Affiliates or Representatives is required to disclose any Business Confidential Information in response to a court order or as otherwise required by Law, Holdings, Knight or such Seller, as the case may be, shall inform Parent of such request or obligation as soon as practicable after it is informed of it and, if possible, before any information is disclosed, so that a protective order or other appropriate remedy may be obtained by Parent at Parent’s sole expense. If Holdings, Knight or either Seller or any of their respective Affiliates or Representatives is obligated to make the disclosure, it shall only make the disclosure to the extent to which it is so obligated, but not further or otherwise.

5.8 Certain Employee Benefits Matters.

(a) Parent or Purchasers, if any, shall offer employment, effective as of the Closing to all employees of the Sellers who are actively employed (including persons who are on vacation, short-term disability or similar leave) in the operation of the Business as of the Closing (“Business Employees”), which, except as set forth on Schedule 5.8(a), such offer of employment shall include a rate of base salary or wages that is, with respect to each individual, comparable to or greater than that in effect with respect to such individual as of immediately prior to Closing. Those Business Employees who accept such offers of employment on the Closing shall be referred to herein as the “Continuing Employees.” Unless otherwise agreed between Parent and a Continuing Employee, offers of employment to Continuing Employees shall be on an at-will basis.

(b) Effective as of the Closing, Continuing Employees shall be exclusively employees of Parent or its Affiliates. Except as otherwise specifically provided for in this Agreement, Parent or Purchasers, if any, shall be solely responsible for, and shall indemnify

Sellers and their respective Affiliates, with respect to, all Liabilities of Sellers relating to any Business Employee that arise from or relate to events or circumstances occurring prior to, on or following the Closing, including, without limitation, the actual or constructive termination of any such Business Employee in connection with or as a result of the consummation of the transactions contemplated by this Agreement.

(c) As of the Closing, all Business Employees shall cease to accrue benefits under the Company Benefit Plans, and Knight, Holdings and Sellers shall take all such action as may be necessary to effect such cessation. There shall be no transfer of assets or liabilities of the Company Benefit Plans to Parent or Purchasers, if any, or to any Benefit Plans of Parent or Purchasers, except as expressly provided herein. Knight and Holdings shall retain all responsibility for, and neither Parent nor Purchasers, if any, shall have any obligation or responsibility for any of such benefits under the Company Benefit Plans.

(d) For the one-year period following the Closing, Parent or Purchasers, if any, shall provide to each Continuing Employee, employee benefits (excluding equity or equity-based benefits) that, with respect to each such Continuing Employee, as Parent may from time to time determine, are, in the aggregate, no less favorable than (i) the employee benefits (excluding equity or equity-based benefits) generally in effect for similarly situated employees of Parent and its subsidiaries or (ii) the employee benefits (excluding equity or equity-based benefits) to which such Continuing Employee was entitled immediately prior to Closing.

(e) Parent or Purchasers, if any, shall provide each Continuing Employee who incurs a termination of employment within a period of one (1) year immediately following the Closing Date with severance payments and benefits which are at least equal to the severance payments and benefits to which such Continuing Employee would have been entitled with respect to such termination under the severance policies of Knight as set forth on Schedule 5.8(e). Parent or Purchasers, if any, shall promptly reimburse Sellers and their Affiliates for, and shall indemnify Sellers and their Affiliates with respect to, any Liabilities of Sellers (including without limitation severance payments and benefits) incurred by Sellers or their Affiliates with respect to those Business Employees (who are not Continuing Employees) whose employment is terminated in connection with or as a result of the transactions contemplated by this Agreement.

(f) Parent or Purchasers, if any, will give Continuing Employees full credit for purposes of eligibility, vesting, and determination of the level of benefits (including, but not limited to, for purposes of vacation and severance), but not for purposes of benefit accruals, under any Benefit Plans maintained by Parent or Purchasers for such Continuing Employees’ service with the Sellers to the same extent recognized by Knight, Holdings, or the Sellers immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. Sellers agree to provide Parent, as soon as practicable, with all information reasonably requested by Parent to satisfy its obligations under this Section 5.8(f). Parent or Purchasers, if any, will give Continuing Employees full credit for vacation days, sick days, and personal days accrued but unpaid as of the Closing.

(g) Parent and Purchasers, if any, will (i) waive any preexisting condition limitations otherwise applicable to the Continuing Employees and their eligible dependents under any plan that provides health benefits in which Continuing Employees may be eligible to participate following the Closing to the extent such conditions are covered under the analogous Company Benefit Plan in which such Continuing Employees participated immediately prior to the Closing, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to Closing during the portion of the calendar year prior to the Closing and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.

(h) Parent or Purchasers, if any, will honor the terms of each employee compensation arrangement set forth on Schedule 5.8(h).

(i) With respect to Holding’s 401(k) Profit Sharing Plan (the “Holdings 401(k) Plan”), on or prior to Closing, Knight, Holdings, or Sellers shall cause all Continuing Employees who are participants in the Seller 401(k) Plan to be fully vested in their respective accounts thereunder. As soon as practicable following the Closing Date, each Continuing Employee who is a participant in the Holding’s 401(k) Plan shall have the right to elect to receive a distribution of all or a portion of such employee’s account balance in the Holding’s 401(k) Plan (subject to, and in accordance with, the provisions of the Holding’s 401(k) Plan and applicable Law). Parent or Purchasers, if any, shall designate a tax-qualified defined contribution plan of the Parent or Purchasers or one of their respective subsidiaries that provides for the receipt of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) (such plan, the “Purchaser’s 401(k) Plan”) and the Parent or Purchasers shall take all necessary action, if requested to do so by a Continuing Employee, to cause the trustee of the Purchaser’s 401(k) Plan to accept the direct “roll over” of all or a portion of any distribution (excluding outstanding loan balances) from the Holding’s 401(k) Plan (subject to, and in accordance with, the provisions of the Purchaser’s 401(k) Plan and applicable Law). Parent or Purchasers, if any, will use commercially reasonable best efforts to assist each Continuing Employee who, as of the Closing, has an outstanding loan balance with respect to such employee’s account balance in Holding’s 401(k) Plan, to satisfy such employee’s repayment obligations with respect to such loan, either by loan, advance or otherwise as determined by Parent or Purchasers, if any, in their sole discretion.

(j) Sellers shall be, or shall cause the applicable welfare benefit plans of Knight to be, responsible for providing welfare benefits (including medical, hospital, dental, accidental death and dismemberment, life, disability and other similar benefits) to current and former employees of the Sellers for all claims incurred prior to the Closing under and subject to the generally applicable terms and conditions of the employee benefit plans, programs and arrangements in which such employees were entitled to participate immediately prior to the Closing. For purposes of this Section 5.8(j), a claim is incurred with respect to accidental death and dismemberment, disability, life and other similar benefits when the event giving rise to such claim occurred. A claim is incurred with respect to medical, dental, and other similar benefits when the services with respect to such claim are rendered. Any claim above that relates to a continuous period of hospitalization shall be deemed to be incurred at the commencement of such period of hospitalization.

(k) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Section 5.8, express or implied, shall be interpreted to confer upon any Person (including any employee of Sellers) any rights or remedies as a third-party beneficiary, including any rights of continued employment, any rights to a particular term of employment or any rights to any particular compensation or benefits whatsoever (including any form of notice or severance pay). The right to enforce any terms of this Section 5.8 shall inure only to the Parties and shall in no way extend to any third parties who might benefit from the terms of this Agreement in any way, including any employee of Sellers.

(l) The Parties intend to utilize Standard Procedure described in Section 4 of IRS Revenue Procedure 96-60, 1996-2 Cum. Bull. 399 with respect to Continuing Employees. Sellers shall provide information and data to Parent upon request with respect to wages and payroll taxes with respect to the Continuing Employees for the calendar year in which the Closing Date occurs.

(m) Sellers shall give notice, in accordance with all applicable Laws, to those Business Employees (and their dependents) who lose coverage under a Seller group health plan as result of the consummation of the actions contemplated by this Agreement (“COBRA Eligible Individuals”) of such individuals’ rights to continuation coverage under Section 4980B of the Code (“COBRA”). To the extent required by Law, Sellers or their Affiliates, as applicable, shall provide continuation coverage under COBRA for those COBRA Eligible Individuals who timely elect COBRA continuation coverage from Sellers.

5.9 Non-Competition; Non-Solicitation.

(a) Each of Holdings, Knight and the Sellers agrees that it will not (and will cause each of its respective Affiliates not to), without the prior written consent of Parent, directly or indirectly, individually or on behalf of any other Person, (i) prior to the second anniversary of the Closing Date, solicit, aid, induce or encourage any individual, who is an employee of either of the Sellers with respect to the Business as of the date hereof or immediately prior to the Closing Date (the “Designated Employees”) to leave his or her employment relationship with the Business either as an employee of either Seller prior to the Closing or as an employee of Parent or Purchasers as of or after the Closing; provided, however, that it is understood that this Section 5.9(a)(i) shall not prohibit: (A) solicitation of any Designated Employee who contacts Holdings, Knight, Sellers or any of their respective Affiliates on his or her own initiative without any solicitation by or encouragement from Holdings, Knight, Sellers or any of their respective Affiliates; (B) any solicitation by a professional search firm where none of Holdings, Knight, Sellers or any of their respective Affiliates has, directly or indirectly, directed such firm to solicit that person; (C) generalized solicitations by advertising and the like which are not specifically directed to the Designated Employees; or (D) solicitations of any Designated Employee whose employment was terminated, without cause, by Parent or Purchasers on or after the Closing or (ii) prior to the third anniversary of the Closing Date, hire or otherwise engage, or assist any Person in hiring or otherwise engaging, any such Designated Employee who has been employed with respect to the Business by either Seller, Parent or Purchasers, as the case may be, within the immediately preceding twelve (12) months; provided, however, that it is understood that this Section 5.9(a)(ii) shall not prohibit the hiring or otherwise engaging (or assisting any Person in hiring or otherwise engaging) of any Designated Employee whose employment was terminated, without cause, by Parent or Purchasers on or after the Closing.

(b) Each of Holdings, Knight, and Sellers agrees that it will not (and will cause each of their respective Affiliates not to), without the prior written consent of Parent, directly or indirectly, prior to the third anniversary of the Closing Date, solicit any Person who is a client or customer of a Restricted Business as of the Closing Date for the purposes of providing any products or services of a type substantially similar to any of those provided by a Restricted Business.

(c) Each of Holdings, Knight, and Sellers agrees that it will not (and will cause each of their respective Affiliates not to), without the prior written consent of Parent, directly or indirectly, prior to the third anniversary of the Closing Date, engage in or carry on in any capacity, directly or indirectly (including as stockholder, investor, member, partner, principal, proprietor, independent contractor, agent or, outside of the relevant Person’s ordinary course of business, creditor; provided that in no event will acting as creditor to a Restricted Business be considered in the relevant Person’s ordinary course of business if the relevant Person receives, in connection with its acting as creditor, equity securities or securities that by their terms are convertible into or exchangeable for equity securities of such Restricted Business whether immediately or upon the passage of time or the occurrence of specified events), any business, trade or venture substantially similar to a Restricted Business in the United States or Canada; provided, however, that (i) the ownership of less than 5% of any class of the issued and outstanding securities of a Person engaged in a Restricted Business shall not constitute a violation of Sections 5.9(b) and (c) if (A) such class of securities of such Person is traded on a national securities exchange or in the over-the-counter market or (B) such class of securities of such Person is not so traded on a national securities exchange or in the over-the-counter market so long as the Restricted Businesses in which such Person is engaged do not generate over fifteen percent (15%) of such Person’s annual gross revenues and (ii) entering into or engaging in a Restricted Business as a result of any acquisition, asset purchase, merger, consolidation or similar business combination shall not constitute a violation of Sections 5.9(b) and (c) if (x) such transaction results in a change in control of Knight or (y) the Person with which such transaction occurs is a Person whose Restricted Businesses prior to the transaction do not generate over fifteen percent (15%) of such Person’s annual gross revenues and, after such transaction and through the third anniversary of the Closing Date, the Restricted Businesses of such Person are conducted on a scale and on a basis substantially similar to the scale and basis on which they were conducted prior to the transaction. Notwithstanding the provisions of Sections 5.9(b) and (c) and for the sake of clarity, each of Holdings, Knight and Sellers and their respective Affiliates shall at all times be permitted to engage in any business which they presently conduct other than the Business sold pursuant to this Agreement and then only to the extent set forth above. In the event that any of Holdings, Knight and Sellers or their respective Affiliates shall sell to a Person that is not an Affiliate of Holdings, Knight or Sellers any portion of its business, whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise, the restrictions and agreements contained in this Section 5.9 shall not prohibit any such sale and shall not apply to any such Person.

(d) For purposes of this Agreement, “Restricted Businesses” means the material components of the Business relating to the activities of (i) acting as a Specialist, DPM, LMM, PMM, CMM, RMM or Market Maker (each a “Registered Function”), as such terms are recognized by any of the American Stock Exchange, the Philadelphia Stock Exchange, the Boston Stock Exchange, the Chicago Board Options Exchange, the International Securities Exchange, the Pacific Exchange, the Chicago Board of Trade, the Chicago Mercantile Exchange or the New York Mercantile Exchange, in listed equity options, listed index options, and listed options on futures contracts, either on an exchange floor or in an electronic exchange venue and (ii) soliciting customers for the best-execution routing or brokering of execution orders for trades in listed equity options and listed index options; provided, however, that the definition of Restricted Business shall specifically exclude the routing or brokering of execution orders for trades in any products on an unsolicited electronic customer initiated basis through direct market access technology, services or products so long as, with respect to the routing of listed equity options and listed index options execution orders, such routing is made only to an intermediary that is not an Affiliate of Holdings, Knight or Sellers. For the sake of clarity, the definition of “Restricted Business” shall also specifically exclude (a) any activities relating to equity, index or other securities which are not listed options, listed index options or listed options on futures, including the trading, routing or brokering of any such other securities, or (b) the trading of any options or other derivative securities in any capacity other than in a Registered Function. Further for the sake of clarity, the terms “equity securities” and “equity options” shall include exchange traded funds and the options on exchange traded funds respectively.

(e) The Parties agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

(f) Each of Holdings, Knight and Sellers agrees that this Section 5.9 shall be deemed to be a series of separate covenants, one for each state, territory and jurisdiction of the United States and each foreign jurisdiction in which the Restricted Businesses purport to conduct business. With respect to any judicial proceeding, each of Holdings, Knight and Sellers further agrees that (i) if a court or arbitrator shall refuse to enforce any of these separate covenants, such unenforceable covenants shall be deemed eliminated from the provisions hereof for the purposes of such proceeding to the extent necessary for the remaining separate covenants to be enforced in such proceeding and (ii) if a court or arbitrator shall refuse to enforce one or more of the separate covenants because the total time thereof is deemed to be excessive or unreasonable, then such covenants which would otherwise be unenforceable due to such excessive or unreasonable period of time shall be enforced for such lesser period of time as shall be deemed reasonable and not excessive by such court or arbitrator.

5.10 Transition Services Agreement.

(a) The Parties agree that they shall, as soon as practicable after the date hereof, negotiate in good faith to prepare and agree upon a transition services agreement (such agreement, the “Transition Services Agreement”), to be entered into between the appropriate parties, which Transition Services Agreement will provide (i) for the provision of such services by Holdings, Knight and their respective Affiliates, as appropriate, to Parent and/or Purchasers, as applicable, and for the use, by Parent and/or Purchasers, as applicable, of such assets held in whole or in part by Holdings, Knight or their respective Affiliates that are not Acquired Assets, as in each case are reasonably necessary to enable Parent and/or Purchasers, as applicable, to continue operating the Business substantially as it is operated as of immediately prior to the Closing (the “Services”), (ii) that the initial term for the Services shall be from the Closing Date until the six month anniversary thereof, subject to such extensions as the Parties may agree in the Transition Services Agreement, (iii) that the fees for the Services (A) provided by third parties shall be a pass-through of the actual out-of pocket costs and expenses incurred by Holdings, Knight or their respective Affiliates in providing the Services and (B) provided by Holdings, Knight or their respective Affiliates shall be the Fully-Burdened Costs incurred by Holdings, Knight or their respective Affiliates in providing the Services and (iv) payment of all fees contemplated by clause (iii) above shall be subject to provision by Holdings, Knight or the applicable Affiliate thereof of reasonable supporting documentation evidencing such fees. For purposes of this Agreement, “Fully-Burdened Costs” shall mean (1) the portion of an employee’s salary, bonus and benefits accrued by Holdings, Knight or the applicable Affiliate for the period of time during which such Services are provided based on the amount of time reasonably estimated by Holdings, Knight or the applicable Affiliate that such employee devoted to providing such Services, (2) the actual costs of transportation, meals and lodging for any employee traveling away from home and overnight to provide such Services, (3) a reasonable per mileage rate for automobile travel incurred by such employee and required to provide such Services, (4) the actual costs of long distance telephone calls and facsimiles placed in connection with providing such Services, (5) the actual costs for printing, postage and overnight courier charges incurred in connection with providing such Services, (6) the actual costs for supplies or other materials purchased by Holdings, Knight or the applicable Affiliate to provide such Services and (7) the portion of the actual occupancy and support costs reasonably allocated to the Business relating to the disaster recovery facility located in Purchase, New York.

(b) As soon as practicable after the date hereof, Knight, Holdings and Sellers will in good faith cooperate with Parent and Purchasers and use their reasonable best efforts to identify all services and assets contemplated by Section 5.10(a)(i) above. Notwithstanding the foregoing, except as agreed to in writing by Holdings and Parent or otherwise set forth in the Transition Services Agreement, all products and services provided to the Business, as applicable, by Holdings, Knight and their respective Affiliates, including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto. Further, in the absence of a written agreement (including the Transition Services Agreement), the provision of any services by Holdings, Knight, Sellers or their respective Affiliates to Parent and/or Purchasers from and after the Closing shall be for the convenience, and at the expense, of the recipients thereof only and shall be furnished without any liability on the part of Holdings, Knight, Sellers and their respective Affiliates with respect thereto.

(c) Subject to licensor consent of any third-party Software used in connection with the Disaster Recovery Software (as defined below), as well as the terms of the applicable license agreements, each Seller, on behalf of itself and its Affiliates, hereby grants to Parent a limited, personal, non-exclusive, non-transferable, non-assignable, non-sublicenseable (except to Parent’s Affiliates in connection with the Business), royalty-free license to reproduce, use and modify (including to create derivative works from) the Software currently used in the disaster recovery facility operated by Holdings and its Affiliates which services the Business, including all related compiler command files, build scripts, object libraries, and all relevant documentation (including all design, operating and user documentation and a list of commercially available third party software and/or tools necessary for the use and maintenance of such Software and related materials) (collectively, the “Disaster Recovery Software”) solely for the purpose of permitting Parent to review the Disaster Recovery Software in order to facilitate compliance as of the Closing Date of Parent’s and its Affiliates’ disaster recovery facilities with applicable Laws and internal policies and standards of Parent and its Affiliates relating to disaster recovery and continuity of business in respect of the Business. The license shall terminate upon the earlier of the Closing or termination of this Agreement. Upon Closing, the foregoing license shall terminate and Parent or Purchasers, as the case may be, shall become the owner(s) of the Disaster Recovery Software, which, for the avoidance of doubt, constitutes Company Intellectual Property. If the foregoing license is terminated as a result of termination of this Agreement, upon termination, Parent shall cease all use of the Disaster Recovery Software and shall destroy all tangible copies of such Disaster Recovery Software and any derivative works thereof developed by Parent. In furtherance of the foregoing, as soon as reasonably practicable following the execution of this Agreement and in any event within ten (10) calendar days thereof, the Sellers shall deliver to Parent a copy of the Disaster Recovery Software. From the date of this Agreement through the Closing (and thereafter in accordance with the terms of the Transition Services Agreement), KFP shall respond to the reasonable inquiries of Parent and the Purchasers concerning the Disaster Recovery Software, which inquiries shall be limited to information sought by Parent or the Purchasers, as applicable to assist Parent or the Purchasers (i) in making Parent’s and its Affiliates’ disaster recovery facilities compliant with applicable Law and such internal policies and standards in respect of the Business as soon as reasonably practicable following Closing and (ii) integrate the Business within Parent’s and its Affiliates’ existing infrastructure, including by providing personnel to respond to questions and otherwise to assist with respect to such compliance and integration. Notwithstanding any other provision of this Section 5.10, for the purposes of the interim license granted under this Section 5.10, and without prejudice to the express warranties in Section 3.12, the Disaster Recovery Software licensed hereunder is being provided “AS IS” AND THERE ARE NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.11 Liquid Transactions. Holdings and KEP shall (i) inform Parent of, and provide Parent with, all material facts regarding developments concerning the Liquid Transactions and the negotiations with respect thereto, including copies of all draft documents prepared and exchanged between the parties to the Liquid Transactions, unless otherwise restricted by Applicable Law or agreement (provided that Holdings and KEP shall use commercially reasonable best effort to obtain any consent of the counterparty to any such agreement necessary to disclose such information), and (ii) work in good faith to enter into definitive agreements with the other parties to the Liquid Transactions prior to the Closing, on terms consistent in all material respects with the Liquid Term Sheet (with such changes thereto as have been disclosed to Parent prior to the date hereof), subject in all cases to the exercise of the Holdings’, KEP’s and/or their Affiliates’ reasonable commercial discretion and the participation of the other parties to the Liquid Term Sheet; provided, that Holdings shall cause KEP not to, and KEP shall not, enter into any such definitive agreements without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, for the sake of clarity, if KEP does enter into such definitive agreements with the consent of Parent, its rights and obligations thereunder shall be an Acquired Asset.

5.12 Expense Allocations. From and including the date hereof to and including the Closing Date, Holdings shall not permit corporate overhead expenses of Holdings and its Affiliates to be allocated to either or both of the Sellers in an amount greater than the product of (i) the number of days from and including the date hereof to and including the Closing Date times (ii) the aggregate amount of corporate overhead expenses that were so allocated to either or both of the Sellers during the six-month period ending April 30, 2004 (as set forth in the Combined Financial Statements) divided by the aggregate number of days in such six-month period.

5.13 Intercompany Arrangements. Notwithstanding anything herein to the contrary, Holdings and its Affiliates shall be permitted to manage all Intercompany Accounts between the Sellers, on the one hand, and Holdings and its Affiliates (excluding the Sellers), on the other hand, in the sole discretion of Holdings, provided, that such Intercompany Accounts (other than as they relate specifically to cash management which may be managed in the sole discretion of Holdings and its Affiliates without reference to the ordinary course of business consistent with past practice) are managed in the ordinary course of business consistent with past practice; and provided, further, that, notwithstanding anything to the contrary in this Agreement, to the extent the Sellers have any outstanding indebtedness owing to Holdings and its Affiliates (other than the Sellers) immediately prior to Closing that is to otherwise to be assumed by Parent or Purchasers pursuant to this Agreement (the “Outstanding Indebtedness”), Holdings shall (i) in the first instance, use its commercially reasonable best efforts to arrange for Parent or Purchasers, as applicable, to borrow an amount necessary on terms reasonably acceptable to Parent to pay off the Outstanding Indebtedness in full at Closing, or (ii) if Holdings is unable to arrange for the borrowing as contemplated in clause (i), require Parent to, or cause Purchasers to, repay the Outstanding Indebtedness in full at Closing (such repaid amount to be in addition to the Purchase Price paid in accordance with Section 2.2 above). In addition, except as otherwise expressly contemplated by this Agreement, all agreements and commitments, whether written, oral or otherwise, which are solely between the Sellers, on the one hand, and Holdings and its Affiliates (excluding the Sellers), on the other hand, shall not be assigned to or assumed by Parent or Purchasers notwithstanding anything else to the contrary herein.

5.14 Treatment of Knight Guaranties.

(a) Parent and Holdings shall cooperate and use their commercially reasonable best efforts to have released and cancelled at the Closing each Knight Guaranty listed on Schedule 3.22 if the underlying Contract to which such Knight Guaranty relates is assigned to and assumed by Parent or Purchasers, other than the guarantee by Knight with respect to the MLPro Clearing Agreement (provided that Parent shall not be required to pay any amounts (other than de minimis amounts) to obtain any such release and cancellation); provided, however, that to the extent that any such Knight Guaranty listed on Schedule 3.22 or that otherwise involves a de minimis amount cannot be so released and cancelled, Parent shall use its commercially reasonable best efforts to cause itself or an Affiliate thereof to be substituted for Knight and each of Knight’s Affiliates directly affected thereby in respect of such Knight Guaranty as it relates to events, occurrences or actions arising on or after the Closing (or, if not possible, added as the primary obligor with respect thereto) (provided that Parent shall not be required to pay any amounts (other than de minimis amounts) to achieve such substitution). If the Parties are not able to either release and cancel such Knight Guaranty or Parent is not able to cause itself or an Affiliate thereof to be so substituted in all respects in regard of such Knight Guaranty, then Parent shall (a) obtain and deliver to Holdings at the Closing letters of credit in favor of Holdings, on terms and conditions, and from financial institutions, which in each case are reasonably satisfactory to Holdings, with respect to all the obligations covered by each such Knight Guaranty that relate to events, occurrences or actions arising on and after the Closing and (b) otherwise indemnify, defend and hold harmless Holdings and each such Affiliate of Holdings with respect to all liabilities or expenses that might arise or be incurred by Holdings or such Affiliate of Holdings with respect to any such Knight Guaranty as it relates to events, occurrences, or actions arising on or after the Closing.

(b) Notwithstanding anything to the contrary in this Agreement and for the sake of clarity, if the underlying Contract to which a Knight Guaranty relates is not assigned to and assumed by Parent or Purchasers, Section 5.14(a) shall not apply in any respect to such Knight Guaranty. Furthermore, notwithstanding anything to the contrary in this Agreement, including Section 5.14(a), Parent will not be in violation of any provision of this Agreement for its deciding, in its sole discretion, not to have itself or an Affiliate thereof substituted for Knight and Knight’s Affiliates under any Knight Guaranty providing for a general security interest or right of setoff against the guarantor or its assets and such decision results in the underlying Contract not being assigned to and assumed by Parent or Purchasers.

5.15 Insurance Policies.

(a) Except as provided in Section 5.15(c), Parent shall not, and shall cause Parent’s Affiliates not to, assert, by way of claim, action, litigation or otherwise, any right to any Insurance Policy or any benefit under any such Insurance Policy. Holdings and its Affiliates shall retain all right, title and interest in and to the Insurance Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

(b) Except as provided in Section 5.15(c), at the Closing, Parent shall release, and shall cause its Affiliates to release, all rights to all Insurance Policies or similar insurance which covered the Business prior to the Closing Date. All Insurance Policies issued prior to the Closing Date in the name of or to the Sellers shall remain with Sellers or their Affiliates.

(c) With respect to any events or circumstances pertaining to the Business that relate to the period prior to the Closing and are eligible for coverage under an occurrence-based Insurance Policy (such events or circumstances, an “Insurance Matter”), upon reasonable request by Parent, Holdings will, or will cause its Affiliates as applicable to, after the Closing, pursue at Parent’s sole expense coverage under the relevant Insurance Policy for the benefit of Parent or the Purchasers, as applicable, to the extent of coverage existing for such Insurance Matter; provided, that Holdings and its Affiliates, as applicable, will not be responsible for paying any deductible with respect to such coverage; and provided, further, that to the extent Holdings or its Affiliates, as applicable, have outstanding claims under the relevant Insurance Policy and such claims (along with any other claims previously made under the relevant Insurance Policy) together with the claims for the Insurance Matter would exceed the maximum coverage available under such Insurance Policy, the claims of Holdings and its Affiliates shall take precedence over the Insurance Matter. If any amount is paid in respect of an Insurance Matter and thereafter Holdings or its Affiliates have claims under the relevant Insurance Policy, which, when taken together with the claims for the Insurance Matter and any other claims previously made under the relevant Insurance Policy, would exceed the maximum coverage available under such Insurance Policy, Parent shall reimburse Holdings or its Affiliates, as applicable, for any amounts (up to the full amount paid on the Insurance Matter) not covered as a result of so exceeding the maximum coverage. Parent shall notify Holdings promptly of any such Insurance Matter for which Parent or Purchasers, as applicable, seek coverage under an Insurance Policy and shall keep Holdings fully informed regarding the status of the Insurance Matter.

5.16 Class B ISE Stock at Closing. Knight and Holdings shall ensure that, as of the Closing, KFP will have, and at the Closing will transfer to Parent or Purchasers, as applicable, good and marketable title to all of the shares of Class B ISE Stock set forth on Schedule 3.21, free and clear of all Liens except for Liens created by this Agreement and Liens arising under any applicable federal or state securities Laws, and there shall be no amounts due to Adirondack Trading Partners, LLC with respect to such shares.

5.17 Proprietary Trading Master Clearing Agreement. Parent (i) acknowledges that KFP is party to that certain Master Clearing Agreement, dated May 19, 2003, between Merrill Lynch Professional Clearing Corp. (“MLPro”) and KFP (the “MLPro Clearing Agreement”) and to an assignment and assumption agreement between MLPro and KFP, dated August 7, 2004, relating to the MLPro Clearing Agreement, (ii) acknowledges and agrees to the terms set forth in such assignment and assumption agreement, (iii) agrees that it will cause to be executed and delivered, as of the Closing, and if required by MLPro pursuant to such assignment and assumption agreement, the guaranty contemplated by such assignment and assumption agreement, and (iv) shall indemnify and hold harmless Holdings, Sellers and their Affiliates from and against any and all liabilities arising out of or related to the MLPro Clearing Agreement with respect to acts, omissions or events that occur on or following the Closing.

5.18 Real Estate Estoppel Certificates. Prior to Closing, Holdings shall use its commercially reasonable best efforts to have delivered duly executed real estate estoppel certificates from each lessor under those Real Property Leases set forth on Schedule 3.13(b), substantially in the form set forth on Schedule 5.18.

5.19 Assignment or Sublease of Real Property Leases.

(a) Prior to Closing, with respect to those Real Property Leases under which a Seller is not the lessee (other than the Real Property Lease for the property in Minnetonka, MN, addressed by item 5(a) on Schedule 3.13(b) a portion of which has already been subleased to a Seller as set forth in item 5(b) on Schedule 3.13(b)), Holdings and Sellers shall have (or shall cause their Affiliates to have) (i) except as provided in clause (ii) below, assigned to the appropriate Seller all rights, title and interests of Holdings or any of its Affiliates in such Real Property Leases (and all security deposits and prepaid rents thereunder) or (ii) with respect to the Real Property Lease for the property in Jersey City, New Jersey, subleased to the Sellers, in a form reasonably acceptable to Parent, such property under such Lease as is used by the applicable Seller in the ordinary course of conduct of the Business as of the date hereof. Any such Real Property Leases assigned to Sellers pursuant to clause (i) above and any sublease to the Sellers pursuant to clause (ii) above shall constitute Business Contracts for purposes hereof.

(b) The sublease contemplated in Section 5.19(a) with respect to the Real Property Lease for Jersey City, New Jersey shall expire on May 31, 2005.

5.20 Further Assurances. At any time and from time to time, each Party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such commercially reasonable actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time, including such actions and the execution and delivery of such documents after the Closing as may be necessary or appropriate to transfer more effectively, assign, convey, grant, deliver and confirm to Parent or Purchasers, as the case may be, or to perfect or record Parent’s or Purchasers’, as the case may be, title to or interest in the Acquired Assets.

5.21 Trademarks; Tradenames. Notwithstanding any other provision of this Agreement to the contrary, except as expressly provided below, the use by the Business of the Retained Names and Marks shall cease as of the Closing Date. Parent and Purchasers, will, and will cause the Business to, (a) as promptly as practicable following the Closing Date, but in any event within two hundred forty (240) days thereafter, remove or obliterate all the Retained Names and Marks, from its signs, purchase orders, invoices, sales orders, labels, letterheads, packaging, shipping documents and other items and materials in the possession, custody or control of Parent and Purchasers after the Closing, and (b) not put into use after the Closing Date any such items and materials that bear any Retained Name or Mark or any name, mark or logo similar thereto. Notwithstanding the foregoing, for a period of two hundred forty (240) days after the Closing Date, Parent and Purchasers may use in the Business any purchase orders, invoices, sales orders, labels, letterheads, packaging or shipping documents existing on the Closing Date that bear any Retained Name or Mark or any name, mark or logo similar thereto; provided, however, that, to the extent reasonably practicable, such items shall be stickered or otherwise marked to clearly indicate that none of Holdings, Sellers or any of their Affiliates are affiliated with Parent, Purchasers or the Business. Parent and Purchasers agree that Holdings and Sellers shall have no responsibility for claims by third parties arising out of, or relating to, the use by Parent and Purchasers or any Affiliate thereof of any Retained Names or Marks after the Closing Date, and Parent agrees to indemnify and hold harmless the Seller Indemnified Parties from any and all Losses that may arise out of the use thereof by Parent and Purchasers or any Affiliate thereof. Notwithstanding the foregoing, it is expressly understood by the Parties that Parent and Purchasers may elect to operate the Business, and may elect to seek to protect its Intellectual Property rights under applicable Law, after the Closing using trademarks such as “Citigroup Execution Partners” and/or “Citigroup Financial Products,” and such other trademarks that use the words “Execution Partner” and “Financial Products” in combination with other trademarks of Parent or Purchasers, and that neither Holdings nor its Affiliates shall challenge the right of Parent or Purchasers to do so.

5.22 Software License. The Parties agree that they shall, as soon as practicable after the date hereof, negotiate in good faith to prepare and agree upon software license agreements (each such agreement, a “Software License Agreement”), to be entered into between the appropriate parties, which Software License Agreements will provide (i) Deephaven Capital

Markets LLC (“Deephaven”) with a limited, personal, non-exclusive, royalty-free, non-transferable and non-assignable license to use the Options Market Making Software (“OMM”) in connection with the business of Deephaven for a period of time sufficient to allow Deephaven to transition to replacement Software, such time period not to extend for longer than one (1) year from the Closing Date; and (ii) Knight Equity Markets, L.P. (“KEM”) with a non-exclusive, royalty-free, perpetual license to use those portions of the OMM Software that are currently used by KEM, solely as such portions are currently used by KEM in connection with its business as currently conducted; provided that KEM shall not have any right to sublicense such OMM Software, except that KEM may sublicense to its customers on terms and conditions that are consistent with its current business practices; and provided, further, that the license to KEM shall be non-transferable and non-assignable, except in the case of the sale or transfer of all or substantially all of KEM’s assets, or in connection with the acquisition of KEM by another entity or the merger or other transfer of KEM with or to any other entity. For the avoidance of doubt, a change of control of KEM shall not be deemed an assignment for purposes of either such Software License Agreement.

5.23 Third Party Software. Holdings and Parent acknowledge and agree that, subject to licensor consent (as required), as well as the terms of the applicable license agreements, Holdings shall assign to Parent or Purchasers, as applicable, all third-party Software licensed by Holdings or its Affiliates but used primarily by the Business as of the Closing Date, other than any Excluded Intellectual Property; provided, that with respect to any licenses to third-party Software set forth on Schedule 5.23, which Software is currently used both by the Sellers in the Business and by other Affiliates of Holdings in other businesses (hereinafter collectively referred to as “Shared Third Party Software”), Holdings shall, and shall cause each of its Affiliates which is a licensee to the Contract under which such Shared Third Party Software is licensed to, use its commercially reasonable best efforts to, partition the licenses in such Contract and assign to Parent or the Purchasers, as applicable, those licenses under such Contract which are used to conduct the Business as currently conducted (the “Business Licenses”), including, as and to the extent required, to obtain the consent of the licensor counterparty to any such Contract to assign such Business Licenses. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement or the Transaction Documents shall be deemed to constitute an assignment of such Business Licenses if the required consent of the applicable licensor counterparty has not been obtained. If any such consent with respect to the Business Licenses is not obtained prior to Closing, the Parties shall in good faith effectuate an Alternative Arrangement in respect thereof, it being understood that with respect to the Business Licenses, the Alternative Arrangements shall not require the actions required by clauses (i) – (iii) of Section 5.4(b), but shall instead require that to the extent Parent or Purchaser, as applicable, obtains new licenses to replace the Business Licenses which cannot be assigned, Sellers shall make Parent or the Purchasers, as applicable, whole for any up-front reasonable payments to third parties incurred by Parent or the Purchasers, as applicable, which would not have been incurred had such Business Licenses been assigned. If and when any such consent shall be obtained, the Sellers shall promptly transfer or assign, as applicable, the Business Licenses to the Parent or the Purchasers, as applicable, without payment of consideration. Schedule 5.23 lists the Shared Third Party Software identified by the Parties as of the date hereof. Notwithstanding anything to the contrary in this Agreement, the Parties agree to supplement and amend such Schedule 5.23 to correct inaccuracies, omissions or oversights, in order to accomplish the objectives of this Section 5.23, prior to the Closing Date; provided that, Holdings shall be responsible for all costs associated with acquiring any additional items added to Schedule 5.23.

5.24 IP Assignments by Developers. Holdings shall, and shall cause its Affiliates to, use all commercially reasonable efforts to have executed and delivered prior to Closing Intellectual Property Assignment Agreements substantially in the form set forth on Schedule 5.24 from each of Nissim Cohen, Omri Hurvitz, Yael Sharon, Eran Hammer-Lahav, Opher Lekach, Katherine Schriver, Alfred Rechester and Larry Freund.

5.25 Post-Closing Management of Inquiries and Access. Following the Closing, Sellers shall, and Holdings shall ensure that Sellers, in all cases subject to the exercise of Sellers’ reasonable sole discretion, cooperate fully and appropriately with, respond fully and appropriately to, and manage the process in interacting and communicating with any Governmental Authority in connection with any inquiry, investigation or Proceeding concerning the Business as conducted prior to the Closing, including with respect to any of the matters set forth on Schedule 2.4(c). Without limiting the foregoing, Holdings shall ensure that Sellers have access to the adequate personnel (legal, compliance, or otherwise) to fulfill their obligations under this Section 5.25. Holdings and Sellers acknowledge and agree that, subject to Section 8.3(a)(iv), neither Parent nor Purchasers shall be responsible for managing the process of addressing any such inquiry, investigation or Proceeding made to or brought against Sellers. Parent and Purchasers shall, upon the reasonable request of Sellers and upon reasonable advance notice provide to Holdings, Sellers and their respective Affiliates and Representatives such access to such employees (and cause the cooperation of such employees), offices and other facilities and to all books and records of the Business as could reasonably be expected to assist Holdings and Sellers in fulfilling their obligations under this Section 5.25 or in otherwise addressing or dealing with any Retained Liabilities; provided, that the Parties will reasonably cooperate to minimize the disruption of any such access and cooperation to the normal operations of the Business.

ARTICLE VI

CONDITIONS PRECEDENT TO CLOSING

6.1 Conditions to Obligations of Holdings and Sellers. The obligations of Holdings and Sellers to consummate the sale of the Acquired Assets and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions (unless satisfaction of any such condition is expressly waived in a writing delivered to Parent):

(a) Parent and Purchasers shall have performed in all material respects or complied with in all material respects their agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing;

(b) The representations and warranties of Parent contained in this Agreement shall be true and correct (but without regard to any materiality qualifications contained in any specific representation or warranty) on and as of the Closing Date (provided that for the sake of clarity, to the extent a representation or warranty speaks as of a specified date, the accuracy of such representation and warranty shall be determined as of the Closing Date by reference to such specified date), except where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, materially impair or delay the ability of Parent and Purchasers to consummate the transactions contemplated by this Agreement or to perform Parent’s or Purchasers’ obligations under this Agreement;

(c) Any waiting period applicable to the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities under the HSR Act shall have terminated or expired, and all approvals set forth on Schedule 6.1(c) shall have been obtained;

(d) No Law or Governmental Order shall have been enacted, entered, promulgated or enforced which prohibits, restrains, enjoins or restricts the consummation of the sale and purchase of the Acquired Assets, the assumption of the Assumed Liabilities or any of the other material transactions contemplated by this Agreement;

(e) Parent or Purchasers shall have executed and delivered to Sellers the Assignment and Assumption Agreement;

(f) Parent or Purchasers shall have executed and delivered to Sellers such assumption or similar documents in form and substance reasonably satisfactory to the Sellers as are necessary in the reasonable judgment of Sellers for the Parent or Purchasers to assume the Assumed Liabilities not addressed by the Assignment and Assumption Agreements; and

(g) Sellers shall have received a certificate signed by Parent to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied.

6.2 Conditions to Obligations of Parent and Purchasers. The obligations of Parent and Purchasers to consummate the purchase of the Acquired Assets, the assumption of the Assumed Liabilities and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions (unless satisfaction of any such condition is expressly waived in a writing delivered to Sellers):

(a) Holdings and Sellers shall have performed in all material respects or complied with in all material respects its agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing;

(b) The representations and warranties of Sellers contained in this Agreement shall be true and correct (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty) on and as of the Closing Date (provided that for the sake of clarity, to the extent a representation or warranty speaks as of a specified date, the accuracy of such representation and warranty shall be determined as of the Closing Date by reference to such specified date), except where any such failure of the representations and warranties in the aggregate to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect;

(c) (i) Any waiting period applicable to the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities under the HSR Act shall have terminated or expired, and (ii) all approvals set forth on Schedule 6.2(c) shall have been obtained; provided, that with respect to clause (ii), to the extent such approval is necessary to transfer a Permit to Parent or Purchasers, then such condition will be deemed to have been satisfied if Sellers shall have identified and entered into an Alternative Arrangement, as contemplated by Section 5.4;

(d) No Law or Governmental Order shall have been enacted, entered, promulgated or enforced which prohibits, restrains, enjoins or restricts the consummation of the sale and purchase of the Acquired Assets, the assumption of the Assumed Liabilities or any of the other material transactions contemplated by this Agreement;

(e) No Proceeding that has been instituted by a Government Authority shall be pending relating to the transactions contemplated by this Agreement that if granted would (i) have a material adverse effect on the business, financial condition, assets or operations of the Business, taken as a whole or (ii) deprive Parent and Purchasers of a material portion of the economic benefits which they reasonably expected to obtain from transactions contemplated by this Agreement;

(f) Sellers shall have executed and delivered to Parent or Purchasers the Assignment and Assumption Agreements;

(g) Sellers shall have executed and delivered to Parent or Purchasers bills of sale, transfer deeds and other transfer and conveyance documents (collectively, the “Conveyance Documents”) in form and substance reasonably satisfactory to Parent as shall be necessary in the reasonable judgment of Parent to convey to the Parent or Purchasers title to the Acquired Assets not addressed by the Assignment and Assumption Agreement;

(h) Sellers and/or its Affiliates, as applicable, shall have executed and delivered to Parent or Purchasers the Transition Services Agreement in the form agreed upon pursuant to Section 5.10(a);

(i) Parent shall have received a certificate signed by Holdings and Sellers to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied as of the relevant date under Section 2.6, taking into account clause (2) of the proviso under Section 2.6; and

(j) Sellers shall have delivered to Parent a certificate dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Code Section 1445 stating that neither Seller is a “foreign person” as defined in Code Section 1445.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By mutual written consent of Holdings and Parent;

(b) By Parent or Holdings, if the Closing shall not have been consummated on or before January 31, 2005 (the “Termination Date”); provided, that if either Holdings or Parent determines that that additional time is necessary in connection with obtaining any approval set forth on Schedule 7.1(b) from any Governmental Authority, the Termination Date may be extended by Holdings or Parent by written notice to the other to a date not beyond March 31, 2005 if Holdings or Parent, as the case may be, in good faith believes that such approval can be obtained by such date; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to (i) Parent, if either Parent’s or Purchasers’ failure to fulfill any obligation under this Agreement has been a cause of, or resulted in, the failure of the Closing to have occurred on or before such date or (ii) Holdings, if the failure of Knight, Holdings or either Seller to fulfill any obligation under this Agreement has been a cause of, or resulted in, the failure of the Closing to have occurred on or before such date;

(c) By Parent or Holdings, if any Governmental Order shall have been enacted, entered, promulgated or enforced which prohibits or enjoins the consummation of the sale and purchase of the Acquired Assets and such Governmental Order is or shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement under this Section 7.1(c) shall, subject and without prejudice to the limits set forth in Section 5.1(b), have used its commercially reasonable best efforts to remove such Governmental Order;

(d) By Holdings, if prior to the Closing Date (i) there shall have been a breach of any of the representations or warranties on the part of Parent contained in this Agreement which would constitute a failure to satisfy the condition set forth in Section 6.1(b) or (ii) there shall have been a breach of any covenant or agreement on the part of Parent or Purchasers contained in this Agreement which would constitute a failure to satisfy the condition set forth in Section 6.1(a), in either case which breach shall not have been cured within thirty (30) days following notice thereof to Parent; or

(e) By Parent, if prior to the Closing Date (i) there shall have been a breach of any of the representations or warranties on the part of Sellers contained in this Agreement which would constitute a failure to satisfy the condition set forth in Section 6.2(b) or (ii) there shall have been a breach of any covenant or agreement on the part of either Holdings, Knight or either Seller contained in this Agreement which would constitute a failure to satisfy the condition set forth in Section 6.2(a), in either case which breach shall not have been cured within thirty (30) days following notice thereof to Holdings.

7.2 Effect of Termination. If this Agreement is terminated in accordance with Section 7.1 above, this Agreement shall become null and void and of no further force and effect without any liability of any Party or its Affiliates (and their respective stockholders, officers, directors, employees, agents and Representatives), except that (i) the terms and provisions of Section 5.7, Article 7 and Article 10 and the Confidentiality Agreement shall remain in full force and effect and (ii) any termination of this Agreement shall not relieve any Party from any Liability for fraud or willful breaches of its obligations hereunder.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival. Each covenant or agreement in this Agreement shall survive the Closing without limitation as to time until fully performed in accordance with its terms (provided that the survival thereof shall not be deemed, directly or indirectly, to affect the survival periods applicable to the representations and warranties herein) and (i) each representation and warranty in this Agreement (other than those specified in clauses (ii), (iii) or (iv) below) shall survive the Closing for the period from the Closing to and including the earlier of the fifteen (15) month anniversary of the Closing and February 28, 2006, provided that if such earlier date is less than twelve (12) months after the Closing, then each such representation and warranty addressed by this clause (i) shall survive the Closing for the period from the Closing to and including the twelve (12) month anniversary of the Closing, (ii) each representation and warranty contained in Section 3.11 shall survive the Closing from the period from the Closing to and including the two (2) year anniversary of the Closing, (iii) each representation and warranty contained in Sections 3.10 and 3.19 shall survive the Closing until thirty (30) days following the expiration of the statutes of limitations (including any extensions thereof), if any, applicable to the matters addressed therein and (iv) each representation and warranty contained in Sections 3.4, and 3.7 and 4.5 and 4.8 shall survive the Closing without limitation as to time (in the case of each of clauses (i) through (iv), the period during which a specified representation or warrant survives, the “Survival Period”). Any claim for indemnification under Section 8.2(a)(i) or Section 8.3(a) with respect to any representation and warranty must be notified prior to the termination of the Survival Period applicable to such representation and warranty and no Indemnified Party may seek indemnification under this Article VIII with respect to a breach of a representation or warranty after the expiration of the applicable Survival Period unless a Claim Notice has been made by the Indemnified Party specifically with respect to such breach prior to the expiration of such Survival Period.

8.2 Indemnification by Holdings and Sellers.

(a) Subject to the limitations set forth in this Section 8.2, from and after the Closing Date, Holdings and Sellers shall, jointly and severally, indemnify and hold harmless Parent, Purchasers and their Affiliates, and their respective directors, officers, agents and employees, successors and assigns (each, a “Purchaser Indemnified Party”) from and against:

(i) any and all Losses (including the obligation of Parent and Purchasers to indemnify the Seller Indemnified Parties under Section 8.3(a)(iv)) incurred by any Purchaser Indemnified Party resulting from any breach of any of the representations or warranties of Sellers set forth in Article 3 of this Agreement solely to the extent such representation or warranty is made, pursuant to the preamble to Article 3, as of the Closing Date (for the sake of clarity, to the extent a representation or warranty is made as of the Closing Date pursuant to such preamble but speaks as of a specified date, a breach of such representation or warranty shall be subject to indemnification pursuant to this clause (i) by reference to such specified date);

(ii) any and all Losses incurred by any Purchaser Indemnified Party resulting from any failure to perform, or any breach of, any of the covenants or agreements of Holdings or either Seller contained in this Agreement;

(iii) (A) any and all Taxes allocated to Sellers under Section 9.1(a); (B) any Taxes incurred by the Purchaser Indemnified Parties resulting from a breach of the representations and warranties of Sellers set forth in Section 3.10(e); and (C) and any reasonable and documented costs, expenses and attorneys’, accountants’ and tax advisors’ fees incurred by a Purchaser Indemnified Party relating to matters for which Holdings and Sellers must indemnify pursuant to this Section 8.2(a)(iii); and

(iv) any and all Losses incurred by any Purchaser Indemnified Party resulting from any Retained Liability set forth in Sections 2.4(b), 2.4(c) or 2.4(d).

The right of Purchaser Indemnified Parties to be indemnified hereunder shall not be limited or affected by any investigation conducted or notice or knowledge obtained by or on behalf of any such Persons.

(b) No indemnification under Sections 8.2(a)(i) shall be due unless the aggregate amount of all Losses (aggregating all indemnifiable matters under such Section) exceeds one percent (1%) of the Purchase Price (the “Basket Amount”), in which case Holdings and Sellers shall provide indemnification with respect to such Losses addressed by Section 8.2(a)(i) in excess of the Basket Amount; provided, that this Section 8.2(b) shall not apply with respect to any breach of a representation or warranty contained in Sections 3.4, 3.7 or 3.10.

(c) The maximum amount of Losses against which the Purchaser Indemnified Parties shall be entitled to be indemnified under Section 8.2(a)(i) shall be twenty-five percent (25%) of the Purchase Price (the “Cap Amount”); provided, however, that the foregoing shall not apply with respect to any breach of a representation or warranty contained in Section 3.4, for which the maximum amount of Losses against which the Purchaser Indemnified Parties shall be entitled to be indemnified shall be the Purchase Price; and provided, further that the foregoing shall not apply with respect to any breach of a representation or warranty contained in Sections 3.7 or 3.10, for which there shall be no maximum amount of Losses against which the Purchaser Indemnified Parties shall be entitled to be indemnified.

(d) The amount of Losses subject to indemnification under this Section 8.2 shall be computed after giving effect to any Tax benefit actually realized and utilized in the current Tax year and any Tax detriment actually suffered, in each case, by the Purchaser Indemnified Parties and any insurance proceeds received by the Purchaser Indemnified Parties. In computing the Tax detriment actually suffered under this Section 8.2(d), Purchaser Indemnified Parties, in addition to taking into account all other Tax detriments, shall be entitled to include the net present value of any lost depreciation or amortization or other Tax detriment in a taxable year in which there is a reasonable likelihood that such amount will be realized, using a discount rate of 10%.

8.3 Indemnification by Parent.

(a) Subject to the limitations set forth in this Section 8.3, from and after the Closing Date, Parent and Purchasers shall, jointly and severally, indemnify and hold harmless Holdings, Sellers and their Affiliates (and their respective directors, officers, agents and employees, successors and assigns) (each a “Seller Indemnified Party”) from and against:

(i) any and all Losses incurred by any Seller Indemnified Party resulting from any breach of any of the representations or warranties of Parent set forth in Article 4 of this Agreement solely to the extent such representation or warranty is made, pursuant to the preamble to Article 4, as of the Closing Date (for the sake of clarity, to the extent a representation or warranty is made as of the Closing Date pursuant to such preamble but speaks as of a specified date, a breach of such representation or warranty shall be subject to indemnification pursuant to this clause (i) by reference to such specified date);

(ii) any and all Losses incurred by any Seller Indemnified Party resulting from any failure to perform, or other breach of, any of the covenants or agreements of Parent or Purchasers, in either case contained in this Agreement;

(iii) any and all Losses incurred by any Seller Indemnified Party resulting from any Assumed Liability; and

(iv) other than, for the sake of clarity, (A) those matters for which Holdings and Sellers are to indemnify the Purchaser Indemnified Parties pursuant to Section 8.2(a)(iii) and (B) such Liabilities that are specifically excluded from this clause (iv) pursuant to footnote 1 to Schedule 2.5, any and all Losses incurred by any Seller Indemnified Party resulting from any Retained Liability set forth in Section 2.4(a) (which Losses shall include, for the sake of clarity, the Retained Liability itself).

(b) No indemnification under Section 8.3(a)(i) shall be due unless the aggregate amount of all Losses (aggregating all indemnifiable matters under such Section) exceeds the Basket Amount in which case Parent and Purchasers shall provide indemnification with respect to such Losses in excess of the Basket Amount; provided, that the foregoing limitation shall not apply with respect to any breach of a representation or warranty contained in Sections 4.4, 4.5, 4.7, and 4.8.

(c) The maximum amount of Losses against which the Seller Indemnified Parties shall be entitled to be indemnified under Section 8.3(a)(i) shall be the Cap Amount; provided, that the foregoing limitation shall not apply with respect to any breach of a representation or warranty contained in Sections 4.4, 4.5, 4.7, and 4.8 for which there shall be no maximum amount of Losses against which the Seller Indemnified Parties shall be entitled to be indemnified.

(d) The amount of Losses subject to indemnification under this Section 8.3 shall be computed after giving effect to any Tax benefit actually realized and utilized in the current Tax year and any Tax detriment actually suffered, in each case, by the Seller Indemnified Parties and any insurance proceeds received by the Seller Indemnified Parties. In computing the Tax detriment actually suffered under this Section 8.3(d), Seller Indemnified Parties, in addition to taking into account all other Tax detriments, shall be entitled to include the net present value of any lost depreciation or amortization or other Tax detriment in a taxable year in which there is a reasonable likelihood that such amount will be realized, using a discount rate of 10%. Notwithstanding the foregoing, this Section 8.3(d) shall not apply to Losses subject to indemnification under Section 8.3(a)(iv) except as this Section 8.3(d) relates to insurance proceeds actually received by the Seller Indemnified Parties with respect to such Losses, it being understood that Seller Indemnified Parties shall not have any obligation to seek such insurance proceeds.

8.4 Procedures. The party or parties making a claim for indemnification under this Agreement is, for purposes of this Agreement, referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Article 8 is, for the purposes of this Agreement, referred to as the “Indemnifying Party”. All claims by an Indemnified Party under this Agreement shall be asserted and resolved as follows:

(a) In the event that (i) any claim for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party (such claim, a “Third Party Claim”) or (ii) any Indemnified Party hereunder should have a claim against any Indemnifying Party hereunder which does not involve a claim being asserted against or sought to be collected from it by a third party (such Claim, a “Direct Claim”), the Indemnified Party shall promptly notify in writing the Indemnifying Party of such claim, specifying the nature of and the specific basis for such claim and the amount of all related Losses that the Indemnified Party has incurred or reasonably believes in good faith it will incur (a “Claim Notice”); provided, however, the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from Liability under this Article 8 unless and to the extent it has been actually prejudiced by such failure; and provided, further, that for the avoidance of doubt, in the event that following the delivery of a Claim Notice, the Indemnified Party has incurred or reasonably believes in good faith it will incur an additional indemnifiable Loss with respect to the same matter, such Indemnified Party may submit an additional Claim Notice covering such additional Losses.

(b) In the event of a Third Party Claim, the Indemnifying Party may assume the defense of such Third Party Claim by providing written notice to the Indemnified Party and retaining counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and shall pay the fees and disbursements of such counsel with regard thereto; provided, however, that the Indemnified Party shall have the right to participate fully in the defense thereof (subject to the ultimate control of the Indemnifying Party) and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party (except that the Indemnifying Party shall be liable for the reasonable and documented fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense of any Third Party Claim within a reasonable period of time after receipt of a written notice of such Third Party Claim); provided that in such case, subject to the right of the Indemnifying Party to assume and control the defense of such Third Party Claim in accordance with this sentence, each of the Indemnified Party and its counsel, on the one hand, and the Indemnifying Party and its counsel, on the other hand, shall cooperate fully with the other in connection with such Third Party Claim and the defense thereof (including, if applicable, in each case fulfilling its obligations under Section 5.25) and keep the other fully informed of all material matters relating to such Third Party Claim and the defense thereof. Notwithstanding the foregoing, the Indemnified Party shall have the right to employ one firm or separate counsel reasonably acceptable to the Indemnifying Party, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (w) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest (based upon written advice of counsel to the Indemnified Party), (x) the actual or potential defendants in, or targets of, any such action include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded (based upon written advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, (y) the Indemnifying Party elects not to retain counsel or assume control of such defense, or (z) the Indemnifying Party shall authorize in writing the Indemnified Party to employ separate counsel at the expense of the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement, compromise or discharge that is entered into without its prior written consent (which consent shall not be unreasonably withheld or delayed).

(c) Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall not admit any Liability with respect thereto or settle, compromise or discharge, any pending or threatened Third Party Claim without the prior written consent of the Indemnified Party (which consent (i) may be provided or withheld in the sole discretion of the Indemnified Party if such Third Party Claim is a claim addressed by Section 8.4(f) and the proposed admission, settlement, compromise or discharge involves Losses in excess of the Cap Amount and (ii) shall not be unreasonably withheld or delayed in the case of other Third Party Claims); provided, however, that if the Indemnified Party does not give its consent to a settlement approved by the Indemnifying Party which settlement provides for no relief other than the payment of money damages, then in no event shall the Indemnifying Party be liable for indemnification of Losses in excess of such amount as would be payable pursuant to such settlement. If the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim which the Indemnifying Party shall recommend and which releases the Indemnified Party completely and unconditionally from all Liability in connection with such Third Party Claim. If the liability of the Indemnifying Party with respect to a Third Party Claim is subject to the Basket Amount and the Basket Amount has not yet been fully satisfied, the Indemnified Party shall reimburse the Indemnifying Party, upon demand of the Indemnifying Party, for any amount actually incurred by the Indemnifying Party in defending such Third Party Claim up to the amount of the remaining Basket Amount.

(d) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and Representatives full access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).

(e) Notwithstanding anything to the contrary in the foregoing, if (i) the Indemnifying Party fails to assume the defense of a Third Party Claim or to retain counsel to represent the Indemnified Party within 30 days of receipt of a Claim Notice or (ii) the Indemnifying Party does assume the defense of a Third Party Claim but in bad faith fails to defend against the Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to assume the defense of such Third Party Claim and take such other action as it may elect to defend such Third Party Claim as it may reasonably determine.

(f) Notwithstanding anything to the contrary in the foregoing and without prejudice to the rights and obligations of the Parties under Sections 8.2 and 8.3, in the event of a Third Party Claim that constitutes both (i) a Retained Liability for which Parent and Purchasers could reasonably be expected to be obligated to indemnify the Seller Indemnified Parties under Section 8.3(a)(iv) and (ii) a Loss for which Holdings and the Sellers could reasonably be expected to be obligated to indemnify the Purchaser Indemnified Parties under Section 8.2(a)(i) (taking into account, in each case, the limitations on such obligations set forth in Sections 8.2 and 8.3, respectively), Holdings and the Sellers shall be considered the sole Indemnifying Party with respect to such Third Party Claim solely for purposes of determining the right to assume the defense of such Third Party Claim and the other procedural aspects of Section 8.4.

8.5 No Duplication; Exclusive Remedy.

(a) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(b) Absent fraud or willful misconduct by an Indemnifying Party, the indemnification provisions of this Article 8 shall be the exclusive monetary or compensatory remedy of Sellers, Parent and Purchasers following the Closing with respect to breaches of any representation, warranty, covenant, obligation or other provision of this Agreement, and, except in the case of fraud or willful misconduct by an Indemnifying Party, each Indemnified Party expressly waives and relinquishes, on behalf of itself, its successors and any assigns, any and all rights, claims or remedies such Person may have other than under this Article 8 against any Indemnifying Party or any Affiliate thereof (and any of their respective stockholders, officers, directors, employees, agents or Representatives) with respect to monetary or compensatory remedies of any kind. For the sake of clarification, nothing in this Section 8.5 shall in any way limit or affect the ability of any Party to seek specific performance of, or injunctive relief against, the breach (or continued breach) of, any covenant, obligation or other provision of this Agreement.

8.6 Mitigation. Parent and Purchasers, on the one hand, and Holdings and Sellers, on the other hand, shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify another party under this Article 8, including by making commercially reasonable efforts to mitigate the applicable Losses, whether by seeking claims against a third party, an insurer or otherwise, and to resolve any such claim or liability; provided, however, that no Party shall be obligated to mitigate in the event of fraud or intentional breach of any representation, warranty, covenant, obligation or other provision of this Agreement by another Party.

8.7 Off-set/Set-off. Neither Parent or Purchasers nor Holdings or Sellers shall have any right to off-set or set-off any payment due pursuant to Article 2 or Article 8 of this

Agreement against any other payment to be made pursuant to this Agreement or otherwise (including against any indemnification payments); provided, however, that, without limiting any other right to remedies hereunder, (i) Parent and Purchasers shall have the right in their sole discretion to set-off any amount payable by Holdings and Sellers to Parent or Purchasers under Section 8.2 against any amount that is or shall become payable by Parent or Purchasers pursuant to Article 2 to the extent that the right of Parent or Purchasers to receive such payment under Section 8.2 has been determined by a final, non-appealable judgment or acknowledged and agreed to in writing by Holdings and Sellers and (ii) Parent and Purchasers shall have the right to set-off any amount payable by Holdings and Sellers to the Purchaser Indemnified Parties under Section 8.2(a)(i) against any amount that is or becomes payable by Parent and Purchasers to the Seller Indemnified Parties under Section 8.3(a)(iv) or Section 5.8(b) (solely to the extent related to events and circumstances prior to the Closing) to the extent that the right of the Purchaser Indemnified Parties to receive such payments under Section 8.2(a)(i) has been determined by a final non-appealable judgment or acknowledged and agreed to in writing by Holdings and Sellers.

8.8 Subrogation. After any indemnification payment is made to any Indemnified Party pursuant to this Article 8, the Indemnifying Party shall, to extent of such payment, be subrogated to all rights (if any) of Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

ARTICLE IX

TAXES

9.1 Responsibility for Taxes.

(a) Except as provided under Section 9.2, Sellers shall be responsible for any Taxes applicable to or in respect of the Acquired Assets or the Business or any income in respect thereof attributable to all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes, but does not end on, the Closing Date (“Pre-Closing Tax Period”).

(b) Parent shall be responsible for any Taxes applicable to or in respect of the Acquired Assets or the Business or any income in respect thereof attributable to all taxable periods (or any portion thereof) that begins after the Closing Date; provided, however that Parent shall in no event be responsible for Taxes described in Section 9.1(a) imposed on Parent or Purchasers as a successor or transferee or for any Taxes described in Section 9.1(a) that result in a lien or other similar encumbrance on any Acquired Asset including, as a result of the failure of the Parties to comply with applicable bulk transfer laws.

(c) Any non-income Taxes in respect of the Acquired Assets or the Business attributable to a taxable year or period beginning before and ending after the Closing Date (a “Straddle Period”) shall be the responsibility of (i) Sellers for the period up to and including the

Closing Date, and (ii) Parent for the period subsequent to the Closing Date. Non-income Taxes allocable to a portion of a Straddle Period either beginning before and ending on the Closing Date or beginning on the day following the Closing Date shall be determined by multiplying the total amount of non-income Taxes for the Straddle Period by a fraction, the numerator of which is the number of days of such portion of the Straddle Period, and the denominator of which is the total number of days in such Straddle Period.

(d) Sellers shall be responsible for the preparation and filing of all Tax Returns relating to the Acquired applicable to or in respect of the Acquired Assets or the Business or any income in respect thereof attributable to all taxable periods ending on or before the Closing Date. Any payment of interest and penalties for late filing or payment of Taxes related to the filing of such Tax Returns shall be wholly the responsibility of Seller. Sellers shall file such Tax Returns consistent with past practice, except as otherwise required by Law.

9.2 Certain Other Taxes.

(a) Notwithstanding Section 9.1, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, if any, shall be borne fifty percent (50%) by Parent and Purchasers and fifty percent (50%) by Sellers when due, and Parent and Purchasers shall (i) file all necessary Tax Returns and other documentation with respect to any such transfer, documentary, sales, use, stamp, registration and other Taxes and fees and (ii) provide Sellers with a duly certified or authenticated copy of an original receipt for the payment of each such Tax or fee and of each such Tax return or other document filed.

(b) Sellers shall (i) promptly provide to Parent all information that is reasonably requested by Parent to complete in a timely manner the appropriate forms or that is otherwise required by Parent or Purchasers to apply for sales tax exemptions for bulk, occasional or casual sales or any transfer or similar Taxes described in Section 9.2 in any state in which any of the Acquired Assets are located and (ii) otherwise assist Parent and Purchasers as reasonably requested by Parent or Purchasers in applying for any such exemptions.

9.3 Tax Treatment of Indemnity Payments. Sellers and Parent agree to treat any indemnity payments made pursuant to Article 8 as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes. If treated otherwise under applicable law, payments shall be made in an amount sufficient to indemnify the relevant Party on an after-Tax basis.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier or by facsimile (which is confirmed) to the respective Parties at the addresses set forth on Schedule 10.1 (or at such other address for a Party as shall be specified by like notice).

10.2 Expenses. Without prejudice to the manner in which the Purchase Price is determined, (i) Parent shall bear all costs, fees and expenses incurred by Parent and Purchasers in connection with this Agreement and the transactions contemplated hereby (including fees and disbursements of attorneys, accountants and financial advisors) and (ii) Holdings shall bear all of costs, fees and expenses incurred by Sellers, Holdings and Knight in connection with this Agreement and the transactions contemplated hereby (including fees and disbursements of attorneys, accountants and financial advisors), except, in each case, as specifically provided to the contrary in this Agreement.

10.3 Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by each of the Parties.

10.4 Waiver. At any time prior to the Closing Date, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

10.5 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination by a court of competent jurisdiction or other authority that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.6 Entire Agreement; Assignment. This Agreement, together with the Transaction Documents (when executed and delivered) and the Confidentiality Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by any Party, by operation of law or otherwise; provided, however, that Parent may assign any of its rights and obligations to any controlled Affiliate of Parent, but no such assignment shall relieve Parent of any of its obligations hereunder; and provided, further, that Holdings or either Seller may at any time after the Closing, or from time to time after the Closing, transfer, distribute or assign any or all of its rights, interests or obligations, including its rights under this Agreement, to Knight or any of its controlled Affiliates (and/or their respective successors and assigns) in anticipation of, or in connection with, the dissolution, liquidation or winding-up of such entity in which cases Holdings (if one of the Sellers is the relevant party) or Knight (if Holdings is the relevant party) shall be responsible for the performance of all of such entity’s rights, interests and obligations hereunder. Any attempted assignment which does not comply with the provisions of this Section 10.6 shall be null and void ab initio.

10.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, each Indemnified Party is an intended third party beneficiary hereunder and shall be entitled to directly enforce any indemnification rights that it may be entitled to hereunder.

10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to principles of conflicts of laws.

10.9 Venue. Any proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may only brought against any of the Parties in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

10.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH A PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (III) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

10.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.13 Bulk Transfer Laws. Purchaser acknowledges that Sellers will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

10.14 Guarantee by Knight. Knight agrees to unconditionally guarantee the obligation of Holdings and Sellers to pay any indemnification obligations pursuant to Article 8. Knight shall also reimburse Purchaser for reasonable fees and expenses (including reasonable fees of counsel) incurred in successfully enforcing the guarantee obligations set forth in this Section 10.14.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

CITIGROUP FINANCIAL PRODUCTS INC.

By:	/s/ JAMES A. FORESE
Name:	James A. Forese
Title:	Managing Director

KNIGHT FINANCIAL PRODUCTS LLC

By:	/s/ THOMAS JOYCE
Name:	Thomas Joyce
Title:	Chief Executive Officer

KNIGHT EXECUTION PARTNERS LLC

By:	/s/ THOMAS JOYCE
Name:	Thomas Joyce
Title:	Chief Executive Officer

KFP HOLDINGS I LLC

By:	/s/ THOMAS JOYCE
Name:	Thomas Joyce
Title:	Chief Executive Officer

Acknowledge and agreed solely for purposes of Sections 5.2, 5.7, 5.9, 5.21, and 10.14 hereof:

KNIGHT TRADING GROUP, INC.

By:	/s/ THOMAS JOYCE
Name:	Thomas Joyce
Title:	Chief Executive Officer